SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act* of 1934

For the month of: May 2002

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the *Securities Exchange Act* of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: May 29, 2002

By: ______________________
Name: George Malysheff
Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated January 28, 2002 - Call-Net notified on Superior Court of Ontario Decision	1
2	Press Release dated February 5, 2002 - Notification of Call-Net Enterprises' Q4 results and conference call event	4
3	Press Release dated February 15, 2002 - Call-Net Enterprises Inc. – Q4 Earnings Announcement – February 19, 2002	6
4	Press Release dated February 19, 2002 - Call-Net reports fourth quarter and 2001 results	9
5	Press Release dated February 19, 2002 - Rescheduling notfication of Call-Net Enterprises' Q4 results conference call event	16
6	Press Release dated February 20, 2002 - Call-Net announces comprehensive negotiated recapitalization plan	18
7	Press Release dated February 22, 2002 - Call-Net provides summary of secured notes	23
8	Press Release dated February 25, 2002 - Call-Net releases financial statements and MD&A for 2001	27
9	Press Release dated March 1, 2002 - Call-Net Notified of Appeal of Superior Court of Ontario Decision	78
10	Press Release dated March 14, 2002 - Call-Net announces three additional appointees for Board of Directors	81
11	Press Release dated April 3, 2002 – Call-Net announces results of Noteholder and Shareholder votes	84
12	Press Release dated April 5, 2002 – Call-Net receives court approval for recapitalization proposal	87

Exhibit	Description of Exhibit	Page
13	Press Release dated April 10, 2002 – Call-Net announces plan of arrangement now effective	90
14	Press Release dated April 11, 2002 – Notification of Call-Net Enterprises' Q1 results and conference call event	93
15	Press Release dated April 17, 2002 – Call-Net completes $25 million private placement	95
16	Press Release dated April 29, 2002 – Call-Net Enterprises Inc. – Q1 Earnings Announcement – April 30, 2002	98
17	Press Release dated April 30, 2002 – Call-Net Reports First Quarter 2002 Results	101
18	Call-Net's financial statements and interim management discussion and analysis for the three months ending March 31, 2002	125

EXHIBIT 1

Press Release dated January 28, 2002

Call-Net notified of Superior Court of Ontario decision

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business Editors:

Call-Net notified of Superior Court of Ontario decision

TORONTO, Jan. 28 /CNW/ - Call-Net Enterprises Inc. (TSE: CN and CN.B) was notified today of a decision by the Superior Court of Ontario with respect to the previously disclosed application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.). The application sought the determination of the court as to whether a change of control of Call-Net had occurred in October 1999 pursuant to the terms of agreements between Call-Net and certain members of its senior management at that time. The Superior Court of Ontario has ruled that no change of control occurred. The Company is not aware whether this decision will be appealed.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of data, e-business and voice services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Headquartered in Toronto, Call-Net owns and operates an extensive national network with 17 locations across the country. For more information, visit our Web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Call-Net Investors:

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316EB

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For further information: John Laurie, Vice President, Treasurer and Investor Relations, 416-718-6245, john.laurie@sprint-canada.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 2

Press Release dated February 2, 2002

Notification of Call-Net Enterprises' Q4 results and conference call event

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Notification of Call-Net Enterprises' Q4 results and conference call event

TORONTO, Feb. 5 /CNW/ - Call-Net Enterprises Inc. will be releasing its fourth quarter results before the opening of markets on Tuesday, February 19, 2002.

The Company will hold its conference call for investors at 11:00 a.m. (EST) on Tuesday, February 19, 2002. Bill Linton, president and chief executive officer and Randy Benson, senior vice president and chief financial officer, will participate in the call.

All North American participants should dial 1-800-273-9672. The call will also be audio webcast live at www.callnet.ca.

This call will be available for replay immediately following the conference call to all North American callers by dialing 1-800-408-3053, passcode 1004287. The local number is 416-695-5800, passcode 1004287. The replay will be available until March 5, 2002.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of data, e-business and voice services to businesses and households primarily through its wholly owned subsidiary Sprint Canada Inc. Headquartered in Toronto, Call-Net owns and operates an extensive national network with operations in the United States and the United Kingdom. www.callnet.ca and www.sprintcanada.ca.

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For further information: Julie Altieri, (416) 718-6416, julie.altieri@sprint-canada.com or John Laurie, (416) 718-6245, john.laurie@sprint-canada.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 3

Press Release dated February 15, 2002

Call-Net Enterprises Inc. – Q4 Earnings Announcement – February 19, 2002

CNW WEBCASTS

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CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Technology Editors:

Call-Net Enterprises Inc. - Q4 Earnings Announcement - February 19, 2002

TORONTO, Feb. 15 /CNW/ - Notification of Q4 Earnings Announcement event:

Call-Net Enterprises Inc. (CN./TSE) (CN.B./TSE) (CNEBF/OTCBB)
Q4 Earnings Announcement
February 19, 2002, 11:00 AM ET

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of data, e-business and voice services to businesses and households primarily through its wholly owned subsidiary Sprint Canada Inc. Headquartered in Toronto, Call-Net owns and operates an extensive national network with operations in the United States and the United Kingdom. www.callnet.ca and www.sprintcanada.ca.

To listen to this event, please enter http://www.newswire.ca/webcast/pages/CallNet20020219/ in your web browser.

For a complete listing of upcoming and archived webcasts available through Canada NewsWire, please visit our events calendar at http://www.newswire.ca/webcast. The CNW's webcast of earnings calls is consistent with Toronto Stock Exchange (TSE) initiatives to broaden investor access through the use of new technology.

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For further information: Julie Altieri, 416-718-6416, julie.altieri@@sprint-canada.com/ or John Laurie, 416-718-6245, john.laurie@sprint-canada.com

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EXHIBIT 4

Press Release dated February 19, 2002

Call-Net Reports fourth quarter and 2001 results

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Call-Net reports fourth quarter and 2001 results

2001 - A year of progress toward key strategic objectives

TORONTO, Feb. 19 /CNW/ - Call-Net Enterprises Inc. (TSE: CN, CN.B) today announced its financial results for the quarter and year ending December 31, 2001.

"2001 was a successful year in which we made significant progress toward our primary operational and regulatory objectives." said Bill Linton, president and chief executive officer of Call-Net Enterprises. "We improved our EBITDA (Earnings before interest taxes depreciation and amortization) before unusual items by over $100 million. This EBITDA improvement combined with stronger capital investment discipline significantly moved us towards becoming cash self-sufficient. Our cash usage after investment in capital assets of $124 million, declined by $143 million year over year. On the regulatory front, we obtained relief in local access costs in April, which allowed us to re-launch our local service offering in Montreal, Toronto, Calgary and Vancouver. In November, we received further relief on the one time amount we pay to switch over a customer to our local service. We are also confident our representatives presented strong arguments at the price cap hearings to support further significant regulatory relief. Consequently we are optimistic of receiving substantial relief under this decision expected to be effective May 1, 2002. The successful execution of our basic operational plan and regulatory initiatives in 2001 means Call-Net is better positioned today to succeed with the implementation of its "on-net" local service and data oriented revenue growth plan in 2002".

Revenue totaled $928.4 million in 2001 compared to $1.250 billion last year. A decline of $312.8 million in long distance revenue to $624.5 million accounted for substantially all of the $321.8 million drop. Significantly lower average long distance revenue per minute and planned actions taken by Call-Net to shed unprofitable long distance revenue were the primary reasons for the lower revenue. The $15.8 million decline in data revenue related primarily to a $12.9 million revenue drop in residential dial-up Internet revenue. Business data revenue declined only $2.9 million year over year. The decline in data revenue was partially offset by a $6.8 million increase in local services revenue as Call-Net re-launched its local services initiative in April 2001.

Revenue for the fourth quarter was $215.1 million compared to $223.0 million in the previous quarter, and $301.4 million for the same period in 2000. The drop in revenue against last year and the previous quarter related primarily to lower long distance revenue. A $12.0 million decrease in long distance revenue from the previous quarter was partially offset by $1.3 million higher data and $2.8 million higher local services revenue. We expect the trend to lower long distance revenue is likely to continue. However, we also expect that by the second half of this year rising revenue from our local and data initiatives should offset the anticipated decline in long distance revenue.

Business revenue decreased 3.2% from $171.3 million in the third quarter to $165.8 million in the fourth quarter. Quarter over quarter, long distance revenue declined $8.2 million or 7.6% to $99.8 million from $108.0 million in the third quarter. Volume decreased 3.0% and average revenue per long distance minute decreased by 4.7%. The decrease in average revenue per long distance minute reflects the extremely competitive business market environment. A portion of the volume decline related to the bankruptcy or insolvency of other carriers as well as the continued migration by some carriers onto their own networks. Data revenues increased by $1.8 million to $63.1 million in the fourth quarter from $61.3 million in the third quarter of 2001. Local revenue increased by $0.9 million to $2.9 million in the fourth quarter from $2.0 million in the third quarter of 2001.

Residential revenue declined $2.4 million or 4.6% to $49.3 million in the fourth quarter from $51.7 million in the third quarter of 2001. Long distance and data revenue declined by $3.8 million and $0.5 million, respectively -- while local revenue increased by $1.9 million. Average revenue per long distance minute decreased by 6.3 % in the quarter due to a loss of international traffic with its higher average revenue per long distance minute. A new international program was introduced in January 2002 to reduce the churn in this segment. The decrease in data revenue was a result of the continued decline in the dial-up Internet business, as customers migrated to high-speed services. Internet customers declined by 8.4% in the fourth quarter eroding revenue by $0.5 million to $6.0 million. Call-Net's bundled local service offering successfully attracted 15,500 new local customers this quarter lifting local revenue by $1.9 million or 38.8% to $6.8 million.

For the year, EBITDA before unusual items of $134.8 million was $104.7 million higher than the $30.1 million reported in 2000. The year over year improvement resulted from a higher gross margin primarily related to a CRTC decision to change the contribution regime mechanism on long distance from a per minute to a revenue tax mechanism on January 1, 2001. This change reduced Call-Net's carrier costs by approximately $72 million in 2001. Ongoing initiatives to reduce carrier costs by optimizing our network, renegotiating carrier agreements and migrating from leased to owned lines also contributed to the improvement. EBITDA also benefited from our cost containment initiatives, which lowered our operating expenses by 24.2% or $90.8 million year over year. The benefit of lower costs was partially offset by the significant decline in long distance pricing and revenue.

In the fourth quarter, Call-Net's EBITDA before unusual items was $20.6 million, down $16.5 million from the previous quarter, but $7.9 million higher than the fourth quarter of 2000. The $16.5 million EBITDA decline from the previous quarter primarily related to the $7.9 million decline in revenue and a $10.6 million increase in carrier charges, as operating expenses decreased $2.0 million from the previous quarter. An $8.5 million charge in the quarter related to settling long standing disputes and reaching agreement with other carriers as to the amount due under a number of settlement agreements was the primary reason for the increase in carrier charges. Without this charge, Call-Net's gross margin would have been 43.2%.

Before unusual items, Call-Net's net loss for the year was $297.9 million ($3.29 loss per share) compared to a net loss before unusual items of $410.7 million ($4.54 loss per share), in 2000. After unusual charges of $1.103 billion, primarily related to the writedown of goodwill associated with the 1998 acquisition of fONOROLA, Call-Net's net loss for the year totaled $1.4 billion ($15.49 loss per share) compared to $451.8 million ($5.00 loss per share) in 2000.

Call-Net's net loss for the fourth quarter was $82.4 million ($0.91 loss per share) compared to a net loss before unusual items of $72.5 million ($0.80 loss per share) in the previous quarter and a net loss before unusual items of $73.1 million ($0.81 loss per share) in the fourth quarter of 2000.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

<<

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
(millions of Canadian dollars)

	2001	2000
ASSETS		
Cash and cash equivalents	15.5	299.9
Short-term investments	320.4	119.2
Accounts receivable	133.7	199.4
Other current assets	59.4	81.2
Total current assets	529.0	699.7
Capital assets	754.7	858.7
Other assets	324.6	1,352.9
Total assets	1,608.3	2,911.3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Accounts payable and accrued liabilities	251.3	415.0

Future income tax liability	36.8	48.8
Long-term debt	2,587.3	2,313.1
Commitments and contingencies		
Shareholders' equity (deficiency)		
Capital stock		
Common Shares, unlimited authorized	124.8	124.8
Class B Non-Voting Shares, unlimited authorized	863.5	863.5
Class C Non-Voting Shares, unlimited authorized	347.8	347.8
Deficit	(2,603.2)	(1,201.7)
Total shareholders' equity (deficiency)	(1,267.1)	134.4
Total liabilities and shareholders' equity (deficiency)	1,608.3	2,911.3

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
(millions of Canadian dollars, except per share amounts)

	2001	2000	1999
Revenues	928.4	1,250.2	1,284.2
Carrier charges	508.9	844.6	871.2
Gross profit	419.5	405.6	413.0
Operating costs	284.7	375.5	408.3
Earnings before interest, taxes, depreciation, amortization and unusual items	134.8	30.1	4.7
Unusual items	1,103.6	127.3	4.2
Earnings (loss) before interest, taxes, depreciation and amortization	(968.8)	(97.2)	0.5
Depreciation and amortization	(213.1)	(230.7)	(206.2)
Interest on long-term debt	(223.5)	(205.1)	(175.1)
Interest and other income (expense)	(4.0)	30.9	25.1
Costs on redemption of long-term debt	-	-	(48.2)
Earnings (loss) before taxes	(1,409.4)	(502.1)	(403.9)
Income taxes benefit	7.9	50.3	4.6
Net income (loss) for the year	(1,401.5)	(451.8)	(399.3)
Deficit, beginning of year	(1,201.7)	(749.9)	(350.6)
Deficit, end of year	(2,603.2)	(1,201.7)	(749.9)

Earnings (loss) per share	(15.49)	(5.00)	(4.42)

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(millions of Canadian dollars)

	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss) for the year	(1,401.5)	(451.8)	(399.3)
Add (deduct) operating items not requiring cash:			
Depreciation and amortization	213.1	230.7	206.2
Interest on long-term debt	127.6	112.3	104.8
Interest and other (income) expense	15.7	(13.2)	-
Future income taxes	(12.0)	(52.5)	-
Writedown of goodwill	1,071.1	-	-
Net losses on disposals and writedowns of capital assets	21.9	135.7	44.9
Writedown of investment	-	11.5	-
Gain on sale of various subsidiaries	-	(19.9)	-
Gain on sale of Microcell Telecommunications Inc.	-	-	(66.9)
Writedown of other assets on redemption of long-term debt	-	-	17.3
Cash provided by (used in) operations before changes in non-cash working capital	35.9	(47.2)	(93.0)
Net change in non-cash working capital balances related to operations	(58.5)	(27.4)	12.4
Cash used in operating activities	(22.6)	(74.6)	(80.6)
INVESTING ACTIVITIES			
(Increase) decrease in short-term investments	(201.2)	(115.0)	113.9
Acquisition of capital assets	(101.5)	(192.4)	(591.0)
Net proceeds on disposal of capital assets	37.9	296.9	114.6
Cash acquired from additional investment in NorthPoint Canada	1.9	-	-
Net proceeds on sale of various subsidiaries	-	11.1	-
Investment in Cybersurf Corp.	-	-	(12.0)
Net proceeds on sale of Microcell Telecommunications Inc.	-	-	85.0
Other	-	(6.0)	(6.2)
Cash used in investing activities	(262.9)	(5.4)	(295.7)
FINANCING ACTIVITIES			
Termination of cross-currency swaps	1.1	23.9	-
[illegible]	-	-	[illegible]

Repayment of long-term debt	-	-	(258.7)
Decrease in bank indebtedness	-	-	(41.8)
Debt issue costs	-	-	(25.4)
Cash provided by financing activities	1.1	23.9	661.1
Net increase (decrease) in cash and cash equivalents during the year	(284.4)	(56.1)	284.8
Cash and cash equivalents, beginning of year	299.9	356.0	71.2
Cash and cash equivalents, end of year	15.5	299.9	356.0

>>
%SEDAR: 00004316EB

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For further information: Investor contact: John Laurie, Vice President, Treasurer and Investor Relations, (416) 718-6245, jlaurie@sprint-canada.com

EXHIBIT 5

Press Release dated February 19, 2002

Rescheduling notification of Call-Net Enterprises' Q4 results conference call event

CALL-NET ENTERPRISES INC.

Quotes and Charts
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Attention Business/Financial Editors:

Rescheduling notification of Call-Net Enterprises' Q4 results conference call event

TORONTO, Feb. 19 /CNW/ - The conference call originally scheduled for investors at 11:00 a.m. (EST) this morning, Tuesday, February 19, 2002 in respect of the release of Call-Net Enterprises Inc.'s fourth quarter results has been rescheduled for 11:00 a.m. (EST) Wednesday, February 20, 2002. Bill Linton, president and chief executive officer and Randy Benson, senior vice president and chief financial officer will participate in the call.

All North American participants should dial 1-888-802-5272. The call will also be audio webcast live at www.callnet.ca.

This call will be available for replay immediately following the conference call to all North American callers by dialing 1-800-408-3053, passcode 1004287. The local number is 416-695-5800, passcode 1004287. The replay will be available until March 6, 2002.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

%SEDAR: 00004316EB

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For further information: Julie Altieri, (416) 718-6416, julie.altieri@sprint-canada.com or John Laurie, (416) 718-6245, john.laurie@sprint-canada.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

EXHIBIT 6

Press Release dated February 20, 2002

Call-Net announces comprehensive negotiated recapitalization plan

CALL-NET ENTERPRISES INC.

Quotes and Charts
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Attention Business Editors:

Call-Net announces comprehensive negotiated recapitalization plan

TORONTO, Feb. 20 /CNW/ - Call-Net Enterprises Inc. today announced a comprehensive recapitalization proposal, negotiated with its major noteholders and shareholders, that would reduce Call-Net's debt by more than $2 billion. The proposed new capital structure would provide a stronger financial base for the execution of Call-Net's growth strategy to enhance the long-term value of the Company.

Call-Net has received written acknowledgements of support for the proposal from noteholders holding in excess of 50% of the value of the existing notes. Shareholders holding in excess of 38% of the outstanding shares of the Company, including Sprint Communications Company L.P., have also provided written acknowledgement of support.

Under the terms of the proposal, all of Call-Net's $2.6 billion of senior notes would be exchanged for US$377 million of new 10.625% senior secured debt due December 31, 2008, US $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing shareholders of Call-Net would retain 20% of the Company's equity.

The Company also announced that, subject to securityholder approval of the proposal and concurrent with completion of the transaction:

- Sprint Communications Company L.P. of Westwood, Kansas, has committed to invest $25 million to purchase a 5% interest, on a post-arrangement basis, in new Call-Net shares from treasury, and

- Sprint Communications Company L.P. and Call-Net have also agreed in principle to enter into a new 10-year branding and technology services agreement that will expand their business relationship and enhance Call-Net's product offerings.

"This plan is an important and positive step forward for Call-Net and all its stakeholders. It is a consensual and comprehensive solution to strengthening Call-Net's capital structure, which means it meets the criteria established by our Board of Directors. We believe it is a fair solution for both noteholders and shareholders and we are encouraged that it has already elicited significant support among both groups," said Bill Linton, President and CEO of Call-Net Enterprises. "This proposal will have no effect on customers, suppliers or our employees. It is business as usual. But, in the longer term, a stronger Call-Net will benefit them as well."

Call-Net's Board of Directors is recommending all securityholders support the proposal because it would reduce debt by more than $2 billion, normalizing the Company's capital structure. It would also save approximately $485 million in cash interest costs over the next four years and retain approximately $200-million of cash and short-term investments within the Company to fund the ongoing implementation of its business plan.

"With this plan, management is delivering on a key commitment," Randy Benson, Call-Net's Chief Financial Officer, said. "We set out to negotiate an all-inclusive solution that benefits all stakeholders. We believe this plan does that. It is a fundamental re-shaping of the Company's capital structure that allows us greater flexibility in pursuing operating and financing opportunities. It will also help us attract and retain both customers and employees."

Details of the proposal will be provided in documents that are being distributed to the Company's shareholders and noteholders. Pursuant to an interim order, granted to Call-Net by the Ontario Superior Court of Justice on February 20, 2002, separate noteholder and shareholder meetings have been scheduled for April 3, 2002 to approve a Plan of Arrangement under the Canada Business Corporations Act. In addition to noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to the final approval of the Ontario Superior Court of Justice and receipt of all necessary regulatory and stock exchange approvals.

Generally, under the Plan of Arrangement, in exchange for their unsecured notes, existing noteholders would receive a cash payment, secured notes, and 361,795,100 New Class B shares or the equivalent number of common shares if the holders of the notes provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act. Existing holders of the 17,580,396 common shares would exchange those shares for an equal number of New Common Shares. Holders of the existing 51,093,262 Class B shares would also receive an equal number of New Class B shares or equivalent number of common shares if the holders of the Class B shares provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act and holders of the 21,775,017 Class C shares would exchange them for an equal number of New Class B shares. The Company will immediately consolidate the New Common and New Class B Shares on a one for 20 basis.

The following table shows the effect of the Arrangement on the Company's consolidated capital structure:

<<

Consolidated Capital Structure ($ millions except ratios)	December 31, 2001	Pro Forma After Arrangement
Long-term debt	2587.3	600.4
Shareholders' equity (deficiency)	(1,267.1)	406.3
Total capitalization	1,320.2	1,006.7
Ratios		
Debt/Equity	Not meaningful	1.48
Debt as a percentage of total capitalization	196.0%	59.6%

"We have focused on three key steps to increase the viability and value of Call-Net for the long term," Mr. Linton said. "We have successfully implemented a more appropriate operating strategy and the financial disciplines to support it. We have made a strong case for changes to the regulatory environment that would encourage sustainable competition in the Canadian industry. The plan we are announcing today is a significant third step. The combination of these three initiatives will give Call-Net a fresh start towards increasing our enterprise value."

Call-Net 2002 financial targets

Call-Net has set targets for 2002 that reflect the continued execution of the Company's growth strategy focused on voice, data, and IP.

The 2002 financial targets on key measures are as follows:

	2002 Target	2001	Year over Year Variance
Revenue	$850 to $950 million	$928.4 million	(8.4)% to 2.3%
EBITDA(1)	$110 to $150 million	$134.8 million(2)	(18.4)% to 11.3%
Capital Expenditures	$90 to $110 million	$101.5 million	(11.3)% to 8.4%
Net loss	$(120) to $(80) Million	$(297.9) million(2)	59.7% to 73.1%

(1) Earnings before Interest, Taxes, Depreciation & Amortization
(2) 2001 EBITDA and net loss are before unusual items

>>

Key assumptions & sensitivities

For projection purposes we have reflected the implementation of the Plan of Arrangement and the new 10year Sprint Communications Company L.P. branding and technology service agreements, including its 2.5% royalty on substantially all revenue. We have also reflected our current expectation in respect of carrier cost relief from the pending Canadian Radio-television and Telecommunication Commission price cap decision. We have also made a number of assumptions in respect of risks inherent with the economy in general and our industry and business in particular.

We encourage all investors to read the forward looking statement below for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Call-Net's actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in Call-Net's service territories; competition in voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings and related costs; capital and operating expense savings; regulatory decisions; technological advances and other risk factors described in Call-Net's comprehensive public disclosure documents, including the Management Proxy Circular with respect to the proposed Plan of Arrangement, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent Call-Net's' expectations as of February 20, 2002 and accordingly, are subject to change after such date. Call-Net disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

%SEDAR: 00004316EB

-30-

For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, 416-718-6245, John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company 416-929-5883 ex 222, jlute@luteco.com

EXHIBIT 7

Press Release dated February 22, 2002

Call-Net provides summary of secured notes

CALL-NET ENTERPRISES INC.

CallNet

Quotes and Charts
FON. (TSX) FON.B. (TSX) CNEZF (OTCBB)

Releases Webcast Earnings

Attention Business Editors:

Call-Net provides summary of secured notes

TORONTO, Feb. 22 /CNW/ - On February 20th, 2002, Call Net Enterprises Inc. announced a comprehensive recapitalization that would reduce Call-Net's debt by more than US$1.2 billion.

The following table summarizes the consideration (in US$) to be received by securityholders in the recapitalization proposal, if implemented:

	U.S. Dollars
Noteholders	
Cash	US$81.9
10.625% Senior Secured Notes due 2008	US$377
Shares	80% of the equity in the recapitalized Call-Net
All Cash and Senior Secured Notes will be denominated in US dollars.	
Shareholders	20% of the equity in the recapitalized Call-Net

Certain material terms of the Senior Secured Notes are summarized below:

Notes	US$377 million of 10.625% Senior Secured Notes of Call-Net Enterprises Inc. due 2008
Maturity	December 31, 2008
Security	Secured by substantially all of the assets of Call-Net and its subsidiaries
Redemption	No call until January 1, 2006 (other than on change of control with make-whole premium) and after January 1, 2006 at redemption prices of:

	During	2006	105.313%
		2007	102.657%
		2008	100.000%
Change of Control	In the event of a change of control, the Company must make an offer to purchase all of the Senior Secured Notes at 101% of principal amount.		

Details of the proposal will be provided in documents that are expected to be distributed to the Company's shareholders and noteholders on or about February 27, 2002. Securityholders are advised to review the documents carefully for a complete description of the proposal. Pursuant to an interim order, granted to Call-Net by the Ontario Superior Court of Justice on February 20, 2002, separate noteholder and shareholder meetings have been scheduled for April 3, 2002 to approve a Plan of Arrangement under the Canada Business Corporations Act. In addition to noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to the final approval of the Ontario Superior Court of Justice and receipt of all necessary regulatory and stock exchange approvals.

Forward-looking statements

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Call-Net's actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in Call-Net's service territories; competition in voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings and related costs; capital and operating expense savings; regulatory decisions; technological advances and other risk factors described in Call-Net's comprehensive public disclosure documents, including the Management Proxy Circular with respect to the proposed Plan of Arrangement, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent Call-Net's expectations as of February 21, 2002 and accordingly, are subject to change after such date. Call-Net disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

%SEDAR: 00004316EB

-30-

For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company, (416) 929-5883 ex 222, jlute@luteco.com

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EXHIBIT 8

Press Release dated February 25, 2002

Call-Net releases financial statements and MD&A for 2001

CALL-NET ENTERPRISES INC.

CallNet

Quotes and Charts
FON. (TSX) FON.B. (TSX) CNEZF (OTCBB)

Releases Webcast Earnings

Attention Business/Financial Editors:

Call-Net releases financial statements and MD&A for 2001

TORONTO, Feb. 25 /CNW/ - Call-Net Enterprises Inc. today issued its Audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") of financial condition and results of operations for the year ending December 31, 2001. The MD&A is intended to help investors and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results.

Both the Audited Consolidated Financial Statements and MD&A will also be included in the Management Proxy Circular that will be issued on or about February 27, 2002 with respect to the proposed Plan of Arrangement.

Forward-looking statements

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Call-Net's actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in Call-Net's service territories; competition in voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings and related costs; capital and operating expense savings; regulatory decisions; technological advances and other risk factors described in Call-Net's comprehensive public disclosure documents, including the Management Proxy Circular with respect to the proposed Plan of Arrangement, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent Call-Net's expectations as of February 20, 2002 and accordingly, are subject to change after such date. Call-Net disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2001

AUDITORS' REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 12, 2002
except note 21(a)
which is as of February 20, 2002

(signed)
Ernst & Young LLP
Chartered Accountants

<<

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
(millions of Canadian dollars)

	2001	2000
ASSETS		
Cash and cash equivalents	15.5	299.9
Short-term investments	320.4	119.2
Accounts receivable (note 2)	133.7	199.4
Other current assets (note 3)	59.4	81.2
Total current assets	529.0	699.7
Capital assets (note 4)	754.7	858.7
Other assets (note 5)	324.6	1,352.9
Total assets	1,608.3	2,911.3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Accounts payable and accrued liabilities (note 6)	251.3	415.0
Future income tax liability (note 9)	36.8	48.8
Long-term debt (note 7)	2,587.3	2,313.1
Commitments and contingencies (notes 7, 11 and 12)		
Shareholders' equity (deficiency)		
Capital stock (note 8)		
Common Shares, unlimited authorized	124.8	124.8
Class B Non-Voting Shares, unlimited authorized	863.5	863.5
Class C Non-Voting Shares, unlimited authorized	347.8	347.8
Deficit	(2,603.2)	(1,201.7)
Total shareholders' equity (deficiency)	(1,267.1)	134.4
Total liabilities and shareholders' equity (deficiency)	1,608.3	2,911.3

See accompanying notes

On behalf of the Board:

signed

Lawrence G. Tapp
Director

signed

Peter Y. Tanaka
Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
(millions of Canadian dollars, except per share amounts)

	2001	2000	1999
Revenues	928.4	1,250.2	1,284.2
Carrier charges	508.9	844.6	871.2
Gross profit	419.5	405.6	413.0
Operating costs	284.7	375.5	408.3
Earnings before interest, taxes, depreciation, amortization and unusual items	134.8	30.1	4.7
Unusual items (note 15)	1,103.6	127.3	4.2
Earnings (loss) before interest, taxes, depreciation and amortization	(968.8)	(97.2)	0.5
Depreciation and amortization	(213.1)	(230.7)	(206.2)
Interest on long-term debt	(223.5)	(205.1)	(175.1)
Interest and other income (expense)	(4.0)	30.9	25.1
Costs on redemption of long-term debt	-	-	(48.2)
Earnings (loss) before taxes	(1,409.4)	(502.1)	(403.9)
Income taxes benefit (note 9)	7.9	50.3	4.6
Net income (loss) for the year	(1,401.5)	(451.8)	(399.3)
Deficit, beginning of year	(1,201.7)	(749.9)	(350.6)
Deficit, end of year	(2,603.2)	(1,201.7)	(749.9)
Earnings (loss) per share (note 16)	(15.49)	(5.00)	(4.42)

See accompanying notes

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(millions of Canadian dollars)

	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss) for the year	(1,401.5)	(451.8)	(399.3)
Add (deduct) operating items			

not requiring cash:			
Depreciation and amortization	213.1	230.7	206.2
Interest on long-term debt	127.6	112.3	104.8
Interest and other (income) expense	15.7	(13.2)	-
Future income taxes	(12.0)	(52.5)	-
Writedown of goodwill (note 15)	1,071.1	-	-
Net losses on disposals and writedowns of capital assets (note 15)	21.9	135.7	44.9
Writedown of investment (note 15)	-	11.5	-
Gain on sale of various subsidiaries (note 15)	-	(19.9)	-
Gain on sale of Microcell Telecommunications Inc. (note 15)	-	-	(66.9)
Writedown of other assets on redemption of long-term debt	-	-	17.3
Cash provided by (used in) operations before changes in non-cash working capital	35.9	(47.2)	(93.0)
Net change in non-cash working capital balances related to operations (note 17)	(58.5)	(27.4)	12.4
Cash used in operating activities	(22.6)	(74.6)	(80.6)
INVESTING ACTIVITIES			
(Increase) decrease in short-term investments	(201.2)	(115.0)	113.9
Acquisition of capital assets (note 17)	(101.5)	(192.4)	(591.0)
Net proceeds on disposal of capital assets	37.9	296.9	114.6
Cash acquired from additional investment in NorthPoint Canada (note 13)	1.9	-	-
Net proceeds on sale of various subsidiaries (note 15)	-	11.1	-
Investment in Cybersurf Corp.	-	-	(12.0)
Net proceeds on sale of Microcell Telecommunications Inc.	-	-	85.0
Other	-	(6.0)	(6.2)
Cash used in investing activities	(262.9)	(5.4)	(295.7)
FINANCING ACTIVITIES			
Termination of cross-currency swaps (note 7(d))	1.1	23.9	-
Issue of long-term debt	-	-	985.8
Issue of capital stock	-	-	1.2
Repayment of long-term debt	-	-	(258.7)
Decrease in bank indebtedness	-	-	(41.8)
Debt issue costs	-	-	(25.4)
Cash provided by financing activities	1.1	23.9	661.1
Net increase (decrease) in cash and cash equivalents during the year	(284.4)	(56.1)	284.8
Cash and cash equivalents, beginning of year	299.9	356.0	71.2
Cash and cash equivalents, end of year	15.5	299.9	356.0

See accompanying notes

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(millions of Canadian dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Call-Net Enterprises Inc. ("the Company"), through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc. and Call-Net Barbados SRL, is an alternative provider of long distance, data and local services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles are also in conformity in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as described in note 20.

Effective January 1, 2001, the Company and its subsidiaries changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by The Canadian Institute of Chartered Accountants' Section 3500, "Earnings per Share". There was no impact to the calculation of fully diluted earnings per share for the periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's interest in its joint venture, NorthPoint Canada Enterprises Inc., was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 (note 13). All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years

Leasehold improvements	term of the lease
Furniture and fixtures	5 years

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets of the business acquired. Goodwill is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows excluding interest expense. Any permanent impairment of the value of the unamortized portion of goodwill is written down with a charge against income in the period that such determination is made. During the year, the Company determined a permanent impairment had occurred (note 15). Prior to this determination, goodwill was being amortized on a straight-line basis over 20 years.

Other Intangible Assets

Technology and product rights, customer lists, trademarks and other intangible assets are recorded at cost.

Intangible assets are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer lists	5 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company's revenues are derived from long distance, data and local telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Stock-based Compensation Plans

The Company has two stock-based compensation plans (note 8). Under the Amended Director and Employee Incentive Stock Option Plan ("the Plan") no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees, directors or consultants on exercise of stock options is credited to share capital. Under the Employee Share Purchase Plan ("the Employee Plan"), the Company recognizes compensation expense equal to the employer contribution once this amount has vested.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are deferred and amortized on a straight-line basis over the remaining term of the debt.

Derivative Financial Instruments

Occasionally, the Company enters into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements is recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps are being amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges are terminated, the resulting gain or loss is deferred and amortized over the remaining term of the previously hedged item.

To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

	2001	2000
Trade receivables	134.4	182.8
Other	18.2	46.4
Allowance for doubtful accounts	(18.9)	(29.8)
	133.7	199.4

3. OTHER CURRENT ASSETS

	2001	2000
Cash in trust	57.1	71.3
Other	2.3	9.9
	59.4	81.2

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
					(restated)	
Multiplex and telephone switch equipment	674.3	257.1	417.2	619.3	185.8	433.5
Fibre optic cable	186.0	53.6	132.4	187.9	45.6	142.3
Computer equipment and software	253.2	155.5	97.7	196.2	62.3	133.9
Buildings	13.9	1.5	12.4	13.9	1.3	12.6
Leasehold improvements	35.2	23.3	11.9	34.5	17.9	16.6
Furniture and fixtures	30.3	26.4	3.9	30.4	24.0	6.4
Land	0.6	-	0.6	0.6	-	0.6
Assets available for sale	103.6	25.0	78.6	148.7	35.9	112.8
	1,297.1	542.4	754.7	1,231.5	372.8	858.7

Included in assets available for sale for 2001 and 2000 is non-revenue generating fibre optic cable in Canada and the United States. Also included in assets available for sale in 2000 are switches in Canada and the United States. Included in accumulated depreciation and amortization is the writedown of certain capital assets (note 15).

In July 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9. A loss of $3.3 was recorded as an unusual item. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps (note 15).

In August 2000, the Company disposed of non-revenue producing fibre optic cable assets having a book value of $275.0 for proceeds of $216.6. A loss of $62.3 ($26.4 net of tax) was recorded as an unusual item (note 15).

In June 2000, the Company's building under construction was sold for proceeds of $85.4. No gain or loss was recorded.

The December 31, 2000 capital assets schedule has been revised to reflect a $25.0 reclassification of accumulated depreciation and amortization between fibre optic cable and assets available for sale.

5. OTHER ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Financing costs and deferred foreign exchange	226.2	33.2	193.0	88.6	13.7	74.9
Customer list	200.0	90.5	109.5	200.0	71.6	128.4
Technology and product rights	44.7	35.9	8.8	44.7	31.4	13.3
Trademarks	14.9	11.9	3.0	14.9	10.4	4.5
Prepaid right of way	9.8	-	9.8	12.0	-	12.0
Investment in Cybersurf Corp.	0.5	-	0.5	0.5	-	0.5
Goodwill	-	-	-	1,286.3	167.0	1,119.3
	496.1	171.5	324.6	1,647.0	294.1	1,352.9

During the year, the Company recorded a writedown of goodwill of $1,071.1 (note 15).

The Company has also reviewed the estimated useful life of the remaining long-lived assets and determined that the useful life of the fONOROLA customer list should be reduced from 10 years to 8 years on a prospective basis beginning October 1, 2001. The annual impact on amortization expense will be $6.3.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Accrued liabilities and trade payables	88.0	163.3

Carrier payables	65.4	136.8
Right of way liability	39.9	35.3
Accrued interest	19.9	18.5
Fibre swap deposits	-	30.9
Payroll related liabilities	15.5	12.2
Other	22.6	18.0
	251.3	415.0

7. LONG-TERM DEBT

	Interest Rate	2001	2000
(a) Senior Discount Notes due 2007	9.270%	412.5	354.9
(a) Senior Notes due 2007	8.375%	100.0	100.0
(b) Senior Discount Notes due 2008	8.940%	602.1	516.8
(b) Senior Notes due 2008	8.000%	278.7	262.8
(c) Senior Discount Notes due 2009	10.800%	477.3	404.8
(c) Senior Notes due 2009	9.375%	716.7	673.8
		2,587.3	2,313.1

(a) Senior Discount Notes and Senior Notes due 2007

The Company's U.S. $275.0 Senior Discount Notes ("the 2007 Discount Notes") mature on August 15, 2007. The 2007 Discount Notes were issued in 1997 at a 36.321% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2002. Thereafter, cash interest will accrue at 9.27% per annum payable semi-annually on each of August 15 and February 15. The 2007 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.635% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

The Company's $100.0 Senior Notes ("the 2007 Notes") mature on August 15, 2007. The 2007 Notes were issued in 1997 at par value. Interest is payable semi-annually on August 15 and February 15. The 2007 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.188% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

(b) Senior Discount Notes and Senior Notes due 2008

The Company's U.S. $436.0 Senior Discount Notes ("the 2008 Discount Notes") mature on August 15, 2008. The 2008 Discount Notes were issued in 1998 at a 35.751% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2003. Thereafter, cash interest will accrue at 8.94% per annum payable semi-annually on each of August 15 and February 15. The 2008 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.47% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $175.0 Senior Notes ("the 2008 Notes") mature on August 15, 2008. The 2008 Notes were issued in 1998 at approximately par value. Interest is payable semi-annually on August 15 and February 15. The 2008 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.0% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006, plus, in each case, interest accrued to the date of redemption.

(c) Senior Discount Notes and Senior Notes due 2009

The Company's U.S. $385.0 Senior Discount Notes ("the 2009 Discount Notes") mature on May 15, 2009. The 2009 Discount Notes were issued in 1999 at a 41.037% discount to their principal amount, reflecting that no cash interest will be payable prior to May 15, 2004. Thereafter, cash interest will accrue at 10.8% per annum payable semi-annually on each of May 15 and November 15. The 2009 Discount Notes are redeemable in whole or in part at the option of the Company any time on or after May 15, 2004 at 105.4% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2007 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $450.0 Senior Notes ("the 2009 Notes") mature on May 15, 2009. The 2009 Notes were issued in 1999 at approximately par value. Interest is payable semi-annually on May 15 and November 15. The 2009 Notes are redeemable in whole or in part at the option of the Company any time after May 15, 2004 at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2004 plus, in each case, interest accrued to the date of redemption.

Each of the Company's Senior Notes and Senior Discount Notes are unsecured obligations and rank pari passu in right of payment with all unsubordinated, unsecured indebtedness of the Company. The Senior Discount Notes and the Senior Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, incur liens, pay dividends or repurchase the Company's capital stock.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price with respect to (i) the Senior Discount Notes, of 101% of their accreted value on the date of purchase, if such offer to purchase is consummated on or before May 15, 2004 and of 101% of their principal amount plus accrued and unpaid interest to the date of purchase, if such offer to purchase is consummated thereafter, and (ii) the Senior Notes, of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(d) Hedging Activities

The Company had entered into cross-currency swap agreements to reduce its exposure to fluctuations in the exchange rate of the U.S. dollar as compared to the Canadian dollar.

During the year, the Company terminated its remaining cross-currency swap agreements in place to hedge the 2008 Notes and a portion of both the 2008 Discount Notes and the 2009 Notes. Net cash received upon the termination of cross-currency agreements was $1.1 (2000 - $23.9). The resulting gain has been deferred and is being amortized over the remaining term of the related debt.

8. CAPITAL STOCK

Certain restrictions on the payment of dividends exist as a result of the long-term debt issued in 1997, 1998 and 1999.

Common Shares
The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares may be subject to constraints on transfer to ensure the Company's compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Preferred Shares
The Company is authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2001, 2000, and 1999. The Board will determine the rights and attributes when each series is issued.

Class B Non-Voting Shares
The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares rank pari passu with Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company.

Class C Non-Voting Shares
The Class C Non-Voting Shares may not be held by parties other than Sprint Communications Company L.P. ("Sprint L.P."), its affiliates and permitted associates. The Class C Non-Voting Shares rank pari passu with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares are entitled to elect up to three directors of the Company as long as they maintain a

significant equity interest in the Company.

The Class C Non-Voting Shares may be converted into Class B Non-Voting Shares (on a Share-for-Share basis) at anytime or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

Number of Shares	Common	Class B	Class C
Balance, December 31, 1998	17,580,396	50,911,604	21,775,017
Issued pursuant to options	-	176,758	-
Balance, December 31, 1999	17,580,396	51,088,362	21,775,017
Issued pursuant to options	-	5,000	-
Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017

Dollars	Common	Class B	Class C
Balance, December 31, 1998	124.8	862.4	347.8
Issued pursuant to options	-	1.1	-
Balance, December 31, 1999	124.8	863.5	347.8
Issued pursuant to options	-	-	-
Balance, December 31, 2000 and 2001	124.8	863.5	347.8

2000 and 1999 Transactions
All Class B Non-Voting Shares were issued pursuant to the exercise of options under the Plan.

Stock Options
All options of the Company are granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. The Plan currently reserves a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan are granted under the terms and conditions of the Plan. This Plan permits the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on The Toronto Stock Exchange on the first day preceding the date on which the option is granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vest in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vest in four yearly instalments of 15%, 20%, 25% and 40% respectively.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	2001		2000		1999	
	Number Out-standing	Weighted-Average Exercise Price Per Share	Number Out-standing	Weighted-Average Exercise Price Per Share	Number Out-standing	Weighted-Average Exercise Price Per Share
Balance, beginning of year	1,894,909	11.28	1,720,409	13.20	995,409	16.67
Granted during the year	400,000	1.27	600,000	4.78	775,000	9.51
Cancelled during the year	(1,219,909)	14.23	(425,500)	9.86	(50,000)	25.10
Balance, end of year	1,075,000	4.22	1,894,909	11.28	1,720,409	13.20
Exercisable, end of year	708,332	5.56	1,611,579	12.50	1,314,159	14.00

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2001:

Common Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Out-standing at December 31, 2001	Weighted-Average Remaining Contrac-tual Life in Years	Weighted-Average Exercise Price Per Share	Number Exercisa-ble at December 31, 2001	Weighted-Average Exercise Price Per Share	Expiry Dates
$1.03 to $5.00	700,000	5.9	1.82	333,332	2.04	2007-2008
$5.01 to $8.70	375,000	4.3	8.70	375,000	8.70	2006
$1.03 to $8.70	1,075,000	5.4	4.22	708,332	5.56	

The following is a continuity of stock options outstanding for which Class B Non-Voting Shares have been reserved:

Class B Non-Voting Shares

	2001		2000		1999	
	Number	Weighted-Average Exercise	Number	Weighted-Average Exercise	Number	Weighted-Average Exercise

	Out-standing	Price Per Share	Out-standing	Price Per Share	Out-standing	Price Per Share
Balance, beginning of year	4,327,306	7.82	4,347,341	10.35	2,659,244	15.71
Granted during the year	3,067,857	1.13	1,983,720	4.46	2,805,900	7.77
Cancelled during the year	(2,137,007)	8.30	(1,998,755)	9.37	(941,045)	18.44
Exercised during the year	-	-	(5,000)	5.38	(176,758)	6.99
Balance, end of year	5,258,156	3.77	4,327,306	7.82	4,347,341	10.35
Exercisable, end of year	2,737,022	5.11	2,321,751	9.43	1,357,454	12.30

The following table summarizes information about the Class B Non-Voting Shares stock options outstanding at December 31, 2001:

Class B Non-Voting Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Out-standing at December 31, 2001	Weighted-Average Remaining Contrac-tual Life in Years	Weighted-Average Exercise Price Per Share	Number Exercisa-ble at December 31, 2001	Weighted-Average Exercise Price Per Share	Expiry Dates
$0.29 to $5.00	3,440,806	6.1	1.33	1,361,552	1.52	2008 - 2009
$5.01 to $11.00	1,555,850	4.7	6.94	1,157,970	6.97	2004 - 2007
$11.01 to $17.00	125,500	2.9	12.35	85,500	12.28	2003 - 2005
$17.01 to $27.60	136,000	3.0	21.41	132,000	21.30	2005
$0.29 to $27.60	5,258,156	5.6	3.77	2,737,022	5.11	

The Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds ("employer contributions") to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vest 12 months after the funds are advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees' contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan are purchased on the open market.

Shareholders' Rights Plan
The Company has a Shareholders' Rights Plan ("Rights Plan"), the terms and conditions of which are set out in the Shareholders' Rights Plan Agreement dated as of August 3, 1999 and ratified by the Shareholders of the Company at a Special Meeting of Shareholders held on January 27, 2000. The Rights Plan was adopted to provide the Company with sufficient time, on the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding Common Shares and/or Class B Non-Voting Shares of the Company in a transaction not approved by the Board of Directors (and, in certain cases, the Shareholders), to pursue alternatives to enhance shareholder value. Under the Rights Plan, one Right was issued in respect of each Common Share, Class B Non-Voting Share and Class C Non-Voting Share outstanding. Upon the occurrence of certain triggering events, the Rights entitle holders (other than the acquiring person or group) to acquire that number of shares of the Company, of the appropriate class, that have a market value equal to twice the exercise price. Sprint L.P. will not become an acquiring person as a result of acquiring Class C Non-Voting Shares pursuant to a subscription agreement between Sprint L.P. and the Company, or the conversion by Sprint L.P. of such shares.

9. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

	2001	2000	1999
Recovery of income taxes based on the combined statutory income tax rate of 42% (44% - 2000; 45% - 1999)	592.0	220.9	181.8
Tax effect of expense items not deductible for tax	(449.7)	(30.3)	(30.9)
Unrecognized tax benefits of losses and temporary differences	(135.5)	(147.1)	(144.2)
Large corporations tax	(2.9)	(2.2)	(2.1)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	4.0	9.0	-
Income taxes benefit	7.9	50.3	4.6

Future income tax liability consists of tax (benefits) liabilities arising from:

	2001	2000

Benefits:		
Taxable loss carry forwards	(337.0)	(322.8)
Accounting values of liabilities in excess of tax values	(38.9)	(28.6)
Total future tax benefit	(375.9)	(351.4)
Liabilities:		
Accounting values of assets in excess of tax values	57.9	61.0
Total future income tax liability	57.9	61.0
Total future income tax (benefit) liability	(318.0)	(290.4)
Valuation allowance	354.8	339.2
Net future income tax liability	36.8	48.8

At December 31, 2001, the Company had approximately $1,079.6 in losses available for Canadian income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2002	47.3
2003	56.3
2004	1.1
2005	94.7
2006	385.3
2007	292.8
2008	202.1
	1,079.6

Also, at December 31, 2001, the Company had approximately $1,032.9 in capital losses available to offset future years' capital gains, the tax effect of which has not been recorded in the accounts. Capital losses have no expiry date.

10. INVESTMENT IN JOINT VENTURE

In February 2000, the Company formed a joint venture (the "NorthPoint Joint Venture"), with NorthPoint Communications Group Inc. to offer broadband services to business and other carriers throughout Canada using digital subscriber line technology.

On January 10, 2001, the joint venture became a wholly-owned subsidiary of the Company (note 13). Results of operations in 2001 for the period prior to acquisition were nominal.

The amounts that represent the Company's proportionate interest in the NorthPoint Joint Venture for the preceding period include net working capital of $4.6, long-term assets of $12.1 and net loss of $3.2. In addition, cash provided by operating activities totalled $5.6 and cash used for investing activities totalled $12.2.

11. FINANCIAL COMMITMENTS

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office Space	Network Facilities
2002	15.1	32.0
2003	14.9	21.3
2004	14.2	8.6
2005	13.6	-
2006	13.2	-
Thereafter	13.2	-
	84.2	61.9

During 2001, the Company entered into a five-year information technology services outsourcing agreement. The Company has committed to make payments of approximately $10.8 in the first year and approximately $10.0 per year in the remaining four years of the agreement.

The Company has provided corporate guarantees of approximately $2.7 with respect to various customer lease arrangements.

At December 31, 2001, the Company has outstanding commitments to swap a portion of its fibre optic cable. These swaps were at the book value of the asset at the original transaction date, which approximate market value.

The Company has entered into agreements with a supplier to purchase an indefeasible right of use for fibre in Canada and the United States as well as other products and services with a combined value of $31.3 over the next four years.

12. CONTINGENCIES

Litigation
On September 21, 2001, the Company announced that the Company and a former President and Chief Executive Officer of the Company, reached a mutually agreeable settlement relating to a claim which sought damages in respect of his termination of employment on October 14, 1999. The settlement was significantly lower than the original claim brought against the Company. The Company had provided sufficiently for the settlement and therefore, this settlement does not impact current results.

The application for directions from the Court commenced by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a "change in control agreement" with certain senior management dated September 9, 1999 remains outstanding. The application was heard by way of a trial during the week of December 3, 2001. On January 28, 2002 the Court ruled that no change in control had occurred and directed the trust company to return the amounts held in trust back to the Company. The time period during which the applicants can appeal the decision has not yet expired. In the event that the Company lost an appeal, it will no longer be entitled to some of the $30.0 held in trust in other current assets.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. ACQUISITION

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc. is now a wholly-owned subsidiary. The acquisition was accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14. RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint Corporation, which maintains an approximate 25% equity interest in the Company, through its subsidiary, Sprint L.P. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2001, the net balance due to Sprint Corporation is $2.3 (2000 - $17.0). Included in revenue and carrier charges are transactions with Sprint Corporation and its affiliates for the years ended December 31 as follows:

	2001	2000	1999
Revenue	23.3	62.7	56.7
Carrier charges	37.9	75.4	78.3

15. UNUSUAL ITEMS

	2001	2000	1999

Writedown of goodwill	1,071.1	-	-
Loss on closure of subsidiary	21.2		-
Special charge	17.4	84.9	71.1
Loss (gain) on sale of capital assets (note 4)	(6.1)	62.3	-
Gain on sale of various subsidiaries	-	(19.9)	-
Gain on sale of Company's investment in - Microcell Telecommunications Inc.	-	-	(66.9)
	1,103.6	127.3	4.2

In the third quarter of 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company's revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company's average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management's best estimates.

Based on this assessment, the Company recorded a $1,071.1 writedown of goodwill. The charge is included in the caption "Unusual items" on the Consolidated Statements of Operations and Deficit.

Also during the third quarter of 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge includes $18.6 for writedowns of capital assets and $2.6 for severance and contract termination costs.

During the second quarter of 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets.

During 2000, the Company realigned resources and investments to focus on core business activities and gain operational efficiencies. As a result, a provision of $84.9 was taken against assets. Included within this provision is a charge of $73.4 made against redundant assets and assets available for sale. In addition, an $11.5 writedown was taken against the investment in Cybersurf Corp. due to a decline in value determined to be other than a temporary impairment.

On December 29, 2000, the shares of a wholly-owned subsidiary were sold along with its holdings in various other non-operating subsidiaries for a gain of $19.9 and net cash proceeds of $11.1.

During 1999, the Company began steps to realign resources and investments. As a result, a provision of $71.1 was charged to earnings partially offset by a gain on sale of the Company's investment in Microcell Telecommunications Inc. of $66.9. The proceeds from the sale of this investment were $85.0. The $71.1 charged to earnings was comprised of a $44.0 writedown of capital assets, $10.0 for advisory costs and other expenses arising from the Company's Special Shareholders' Meeting on October 14, 1999 and $17.1 for severance, facility and lease termination costs. As at December 31, 2001, $8.9 (2000 - $10.0) of the provision was included in accounts payable and accrued liabilities. All of these activities are substantially completed, but some payments have not been finalized.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares outstanding during the year 2001 - 90,448,755 (2000 - 90,447,655 and 1999 - 90,365,227). The potential exercise of stock options has no current dilutive effect on earnings (loss) per share.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

	2001	2000	1999
Accounts receivable	44.5	46.5	(4.4)
Other current assets	21.8	(33.6)	(34.9)
Accounts payable and accrued liabilities	(124.8)	(40.3)	51.7
Net change in non-cash working capital balances related to operations	(58.5)	(27.4)	12.4

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were reduced by accrued amounts of $2.0 (2000 - nil; 1999 - nil). In addition, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0 (2000 - $33.2; 1999 - nil). Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Other Information

	2001	2000	1999
Cash received for interest	18.1	18.6	19.8
Cash paid for interest	99.7	96.3	64.1
Cash paid for income taxes	2.2	2.2	2.1

18. ADDITIONAL FINANCIAL INFORMATION

(a) Fair Values

The carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	15.5	15.5	299.9	299.9
Short-term investments	320.4	320.4	119.2	119.2
Accounts receivable	133.7	133.7	199.4	199.4
Other current assets	59.4	59.4	81.2	81.2
Investment in Cybersurf Corp.	0.5	0.3	0.5	0.5
Financial liabilities				
Accounts payable and accrued liabilities	251.3	251.3	415.0	415.0
Long-term debt	2,587.3	756.9	2,313.1	861.3
Off-balance sheet instruments				
Favourable (unfavourable) currency and interest rate agreements	-	-	-	1.6

The fair values of the Company's financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm's length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company's cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities approximate fair value due to their current nature.

Investment in Cybersurf Corp.

The fair value of the Company's investment in Cybersurf Corp.

is based on the closing price on The Canadian Venture Exchange.

Long-term debt
The Company's debt trades over-the-counter and is not listed on an exchange. The fair value of the Company's long-term debt is estimated based on current trading values using best estimates.

Currency and interest rate agreements
The fair values of the cross-currency swap agreements and the interest rate swaps are based on values quoted by the counterparties to the agreements.

(b) Other Disclosures

Credit Risk
Short-term investments are placed exclusively with entities having ratings of at least R-1 (low) by a recognized Canadian debt rating agency.

The Company's accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements
The Company had entered into cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company's U.S. dollar denominated debt obligations. During the year, the Company terminated all of its remaining cross-currency swap agreements (note 7(d)) which increased the Company's risk to currency fluctuation for the U.S. $2,665.7 that will be paid in principal and interest over the remaining term of these instruments.

19. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Residential	Business	Corporate and other	Total
2001				
Long distance	170.3	454.2	-	624.5

Data	28.0	249.7	-	277.7
Local	18.2	8.0	-	26.2
Total revenues	216.5	711.9	-	928.4
Operating costs	(67.9)	(107.7)	(109.1)	(284.7)
	148.6	604.2	(109.1)	643.7
Carrier costs				(508.9)
Earnings before interest, taxes, depreciation, amortization and unusual items				134.8

2000

Long distance	259.3	678.0	-	937.3
Data	40.9	252.6	-	293.5
Local	15.1	4.3	-	19.4
Total revenues	315.3	934.9	-	1,250.2
Operating costs	(106.3)	(124.9)	(144.3)	(375.5)
	209.0	810.0	(144.3)	874.7
Carrier costs				(844.6)
Earnings before interest, taxes, depreciation, amortization and unusual items				30.1

1999

Long distance	373.8	653.3	-	1,027.1
Data	41.8	210.9	-	252.7
Local	3.2	1.2	-	4.4
Total revenues	418.8	865.4	-	1,284.2
Operating costs	(144.7)	(106.1)	(157.5)	(408.3)
	274.1	759.3	(157.5)	875.9
Carrier costs				(871.2)
Earnings before interest, taxes, depreciation, amortization and unusual items				4.7

20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

Balance Sheets - Assets and Liabilities

	2001	2000
Canadian GAAP		
Current assets	529.0	699.7
Capital assets	754.7	858.7
Other assets	324.6	1,352.9
Total Canadian GAAP Assets	1,608.3	2,911.3
Canadian GAAP Future Income Tax Liability	36.8	48.8
U.S. GAAP		
Other investment available for sale	0.3	0.5
Other current assets	529.0	699.7
Total current assets	529.3	700.2
Capital assets	767.4	870.9
Other assets	148.6	1,323.8
Total U.S. GAAP Assets	1,445.3	2,894.9
U.S. GAAP Future Income Tax Liability	36.8	57.8

Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Under U.S. GAAP, interest expense to date of $12.7 (2000 - $12.2) would have been capitalized as part of the cost of constructing fibre optic cable and buildings. Under Canadian GAAP, these amounts have been expensed.

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Under Canadian GAAP, these integration costs were expensed.

Under U.S. GAAP, foreign exchange gains or losses on the translation of long-term monetary items are included in income as incurred. Under Canadian GAAP, foreign exchange gains or losses on the translation of long-term monetary items are deferred and amortized.

Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method prior to the joint venture becoming a wholly-owned subsidiary. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above. Additional information concerning the Company's interest in a joint venture is presented in note 10.

Balance Sheets - Shareholders' Equity (Deficiency)

	2001	2000
Canadian GAAP - Capital Stock	1,336.1	1,336.1
Share purchase incentives	4.6	4.6
Reduction in stated capital	10.7	10.7
U.S. GAAP - Capital Stock	1,351.4	1,351.4
Canadian GAAP - Deficit	(2,603.2)	(1,201.7)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital	(10.7)	(10.7)
Integration costs capitalized	-	23.7
Deferred foreign exchange gains (losses)	(175.5)	(52.3)
Capitalized interest	12.7	12.2
Future income tax liability valuation	-	(9.0)
U.S. GAAP - Deficit	(2,781.3)	(1,242.4)
Canadian GAAP - Other Comprehensive Income	-	-
Unrealized gains on investment available for sale	(0.2)	-
U.S. GAAP - Other Comprehensive Income	(0.2)	-
Total Canadian GAAP Shareholders' Equity (Deficiency)	(1,267.1)	134.4
Total U.S. GAAP Shareholders' Equity (Deficiency)	(1,430.1)	109.0

Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with APB 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period (2001 and 2000 - nil).

Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

U.S. GAAP Standard No. 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

Statements of Operations	2001	2000	1999
Net income (loss) based on Canadian GAAP	(1,401.5)	(451.8)	(399.3)
Amortization of integration costs capitalized	(1.0)	(1.3)	(1.3)
Writedown of integration costs capitalized	(22.7)	-	-
Deferred foreign exchange gains (losses)	(123.2)	(69.1)	29.0
Capitalized interest	2.9	5.0	60.5
Incremental loss on disposal and writedown regarding capitalized interest	(2.4)	(61.7)	-
Change in enacted tax rate	9.0	(9.0)	-
Costs on redemption of long-term debt	-	-	48.2
Net income (loss) before extraordinary items based on U.S. GAAP	(1,538.9)	(587.9)	(262.9)
Extraordinary item - costs on redemption of long-term debt	-	-	(48.2)
Net income (loss) after extraordinary items based on U.S. GAAP	(1,538.9)	(587.9)	(311.1)
Unrealized gains (losses) on other investments available for sale	(0.2)	-	1.7
Comprehensive income (loss) based on U.S. GAAP	(1,539.1)	(587.9)	(309.4)

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 (note 15). Under Canadian GAAP, these integration costs were previously expensed.

Under U.S. GAAP, interest expense would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts were previously expensed.

U.S. GAAP does not recognize the disclosure of any subtotal of the amount of earnings before interest, taxes and depreciation and amortization in the consolidated statements of operations and deficit.

Under U.S. GAAP, costs incurred on redemption of long-term debt are considered to be an extraordinary item.

Earnings (Loss) Per Share

	2001	2000	1999
Net income (loss) before extraordinary items - basic and diluted	(17.01)	(6.50)	(2.91)
Extraordinary item - basic and diluted	-	-	(0.53)
Net income (loss) - basic and diluted	(17.01)	(6.50)	(3.44)

Statements of Cash Flows

U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2001	2000	1999
Risk free interest rate	3.83% to 5.52%	5.32% to 6.39%	4.83% to 6.24%
Expected dividend yield	0%	0%	0%
Expected volatility, Common Shares	71.1% to 77.8%	50.3% to 57.9%	49.6% to 49.8%
Expected volatility, Class B Non-Voting Shares	75.4% to 90.4%	53.1% to 70.7%	46.5% to 52.5%
Expected time until exercise, in years	3.0	3.0	3.0

The weighted average fair value of all options granted is estimated at $0.63 per share in 2001 (2000 - $1.98, 1999 - $3.25).

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999
U.S. GAAP Pro forma net income (loss)	(1,539.6)	(590.2)	(313.1)
U.S. GAAP Pro forma basic income (loss) per share	(17.02)	(6.53)	(3.47)

Selling, general and administration costs of $252.1 (2000 - $327.8; 1999 - $345.0), advertising costs of $17.1 (2000 - $32.9; 1999 - $48.9;) and lease rental costs of $15.5 (2000 - $14.8; 1999 - $14.4) were expensed as incurred during the year under both Canadian and U.S. GAAP.

Details of depreciation and amortization expense are as follows:

	2001	2000	1999
Depreciation	135.9	136.5	116.2
Amortization	77.2	94.2	90.0
	213.1	230.7	206.2

New Pronouncements

The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of Statement No. 133". This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for the recognition and measurement of derivatives and hedging activities. The Company has adopted the new standard starting January 1, 2001. The adoption of SFAS No. 133 resulted in the cumulative effect of an accounting change of nil recognized in the statement of operations and deficit and a nominal gain in other comprehensive income (loss). The impact on basic and fully diluted earnings per share was negligible.

In June 2001, the FASB approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach effective January 1, 2002. The Company has reviewed its policies and there was no impact as a result of adopting these pronouncements.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143, which is required to be adopted for annual periods beginning after June 15, 2002, requires a liability for legal obligations associated with the retirement of long-lived assets to be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144, which is required to be adopted for annual periods beginning after June 15, 2001, establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset should be classified as "assets to be disposed of by sale". Assets not meeting these criteria would generally be classified as "assets to be held and used", which are required to be depreciated and tested for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. The Company will adopt SFAS No. 144 effective January 1, 2002. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

21. SUBSEQUENT EVENTS

(a) On February 20, 2002, the Company made an application for an interim order with respect to a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act before the Ontario Superior Court of Justice (the "Court") to surrender all of the Company's $2.6 billion in principal amount of Senior Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Debt due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized Company. The Plan of Arrangement is subject to the approval of the Court and an affirmative vote by both the Company's Noteholders and Shareholders. The Plan of Arrangement is also conditional upon the Company and Sprint L.P. entering into a new technology and service provisioning agreement.

(b) The Company and Sprint L.P. signed a letter of intent (the "Sprint Agreement") dated January 24, 2002 agreeing to a new set of terms for the alliance between the two companies in Canada. The terms of the Sprint Agreement will be for a period of 10 years from the date of execution. Under the Sprint Agreement, Sprint L.P., or its affiliates, will provide under license various products and services to the Company. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these licensed services. The Company and Sprint L.P. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will continue to pay a 2.5% royalty to Sprint L.P. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term. The Sprint Agreement is conditional upon the completion of the Plan of Arrangement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the year ended December 31, 2001 compared with the operating results for the year ended December 31, 2000. It also includes a comparison of the results of operations for the year ended December 31, 2000 with the results for the year ended December 31, 1999. This discussion and analysis is intended to help investors and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results. The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing and acceptance of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

This discussion and analysis is based on Call-Net's financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The measures discussed herein are based on, or derived from, such Canadian GAAP financial statements and may be significantly different from the same measures that would be based on, or derived from, Call-Net's financial statements if they had been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), including net income and EBITDA calculations. Therefore, this discussion should be read in conjunction with the disclosure regarding the reconciliation of Canadian GAAP to U.S. GAAP in Note 20 to the Audited Consolidated Financial Statements.

Overview

Since its inception in 1986, Call-Net has derived substantially all of its revenues from the sale of long distance and data services. With the formation of a strategic alliance with Sprint Communications Company L.P. of Westwood, Kansas ("Sprint U.S.") in 1993, Call-Net has offered these services primarily using the Sprint(TM) brand name. Call-Net's long distance and data services are offered in Canada to businesses and consumers. In 1998, Call-Net significantly increased its asset and revenue base when it acquired fONOROLA Inc., a leading facilities-based alternative provider of switched voice long distance and data services. In February 1999, Call-Net also entered the local phone services market in Calgary and made significant investments to enter eight other major Canadian urban markets. However, in 2000 Call-Net deferred its plan to become a national competitor in the local services market until such time as the pricing structure established by the CRTC was determined to be economic. As a result of the CRTC rebanding decision in April 2001 that significantly reduced the amount that incumbents can charge for access to local loops, Call-Net relaunched its local service initiative in Montreal, Toronto, Calgary and Vancouver. Also, in January 2001, Call-Net became the 100% owner of its previous joint venture, NorthPoint Canada. NorthPoint Canada was formed to market and provision high speed DSL services in Canada. The operations of NorthPoint Canada were integrated into Sprint Canada during 2001.

Based on its revenue for the year ended December 31, 2001, Call-Net estimates (1) that it has a 6.7% share of the $6.0 billion Canadian long distance services market, a 1.8% share of the $9.3 billion Canadian data services market, and a nominal share of the $8.5 billion Canadian local services market.

In 2000, Call-Net determined it needed to significantly shift its focus from top-line growth to bottom-line profitability. The primary components of this shift in focus were:

- a recognition that revenue and revenue growth must be accompanied with profits and long-term profitability;
- an increased emphasis on operating cost containment;
- a significantly reduced capital investment program, with an increased emphasis on making only those capital investments that provided a short pay-back period; and
- an improved liquidity position from the disposition of non-revenue producing assets.

In 2001, management established five key strategic objectives to build a strong business base for increasing future enterprise value. These objectives are:

- moving significantly towards cash flow self-sufficiency by further reducing operating and capital expenditures to appropriate levels;
- developing a practical and realistic business strategy that is executable in the current economic and business environment and supported broadly within the Company;
- obtaining fair regulatory relief so that Call-Net can compete on a level playing field over the long-term in the Canadian telecommunications markets;
- reaching a consensual agreement with our Noteholders and Existing Shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy; and
- improving our very important relationship with Sprint U.S., with the objective of extending and expanding on our 1993 technology and services agreement.

(1) Market share data is based on Call-Net's revenue and telecommunications market size data for 2001 from a recognized industry analyst. To estimate Call-Net's market share, Call-Net's revenue for the year ended December 31, 2001 was divided by the 2001 market size data. Market share data excludes all Call-Net revenue arising from business with other telecommunications companies, including with internet service providers.

The following is a discussion of the progress Call-Net made in 2001 with respect to these objectives.

Move Towards Cash Flow Self-Sufficiency

In the first quarter, Call-Net revised its operating budget for the year to reduce capital and operating expenditures by $100 million. All capital projects were evaluated based on their certainty and timeliness of return. This simple scoring system allowed Call-Net to determine which projects it would proceed with, while not exceeding its financial resources. All operating expenses were also reviewed. This review resulted initially in a freeze on hiring and then a plan was developed and implemented on May 8, 2001 to reduce Call-Net's employee base by 15%, or approximately 300 employees. The majority of this downsizing was focused on head office positions to minimize the impact on sales and customer service. A stricter policy in respect of travel, entertainment and the use of consultants and temporary help was also established and actively enforced so that Call-Net's total operating expense would be kept in line with its revenue base, that was under substantial pricing pressure.

Assisted by these programs, Call-Net significantly reduced the cash consumed by the business in 2001. Cash used in operating activities and to acquire capital assets declined to $124.1 million in 2001 compared to $267.0 million in 2000. In fact, after the cash conservation program was fully implemented in the third quarter, Call-Net's liquid financial resources ("cash and short-term investments") increased by $2.9 million. While Call-Net used $26.6 million of liquid financial resources in the fourth quarter, the Company remains satisfied with the progress that was made toward cash self-sufficiency and in establishing a shift towards a company that focuses on both gross revenue and operating profitability.

Develop a Practical and Realistic Business Strategy

In addition to the need to build a strong financial base, the Company recognizes the importance of having a vision and a growth strategy that is executable and accepted by its employees, customers and suppliers. Accordingly, significant time and effort was spent in 2001 evaluating Call-Net's strengths and weaknesses, as well as the opportunities and threats to the Company's business in the telecom sector. This evaluation and analysis included input from managers throughout the organization. After the analysis had been stress tested, Call-Net undertook an extensive program to communicate the strategy to all employees. The Company's subsequent surveys indicate a high degree of understanding, acceptance and alliance with the strategy.

The strategy focuses on exploiting Call-Net's existing network and customer base to the greatest possible extent by focusing investments and resources on customers within the Company's significant, primarily urban, geographic footprint. This "on-net" based strategy is designed to limit near-term capital investment, while maximizing gross margin.

Within this geocentric-based strategy, the Company will focus on high-end residential, small business and mid-size general business customers. Call-Net intends to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles will include a combination of local access, long distance and data/internet services including SDSL and ADSL. Two new sales teams are being hired and trained. One group will focus exclusively on the small and mid-size business. The other will focus on selling Sprint U.S.'s E-Solutions(TM) product set. The core business sales force will also be expanded. In total, 50 sales representatives will be hired to increase revenue, and in particular, data revenue. A telemarketing and print-based program will be used primarily to market our new bundled local and upcoming ADSL offerings to residential customers.

For larger business customers, Call-Net will continue to offer its existing product suite augmented by value-added data-related services developed by Sprint U.S., such as its E-Solutions(TM) product set. For large national and multi-national customers, Call-Net's goal is to provide a seamless North American telecommunications solution.

Call-Net has fully integrated this "on-net" based strategy into planning, budgeting and decision making processes throughout the organization.

Obtain Fair Regulatory Relief

On January 1, 2001, the new contribution regime announced by the CRTC on November 30, 2000 came into effect. This new regime, which Call-Net helped work to obtain, reduced the Company's carrier costs by approximately $72 million.

In April, the CRTC re-banding decision expanded the geographic areas that Call-Net can most economically compete in. More importantly the decision lowered the "local loop charge" which is the amount the Company pays the incumbents monthly for the copper wires that run to its customers' homes or offices. The local loop charge was reduced in most urban areas by over 45% from just below $20 per month to less than $10. This reduction changed the economics of supplying local services and allowed Call-Net to once more begin marketing local bundled services to consumers and businesses in Montreal, Toronto, Calgary and Vancouver. Call-Net believes the decision also allowed it to develop a significant investment and growth opportunity in 2002 and beyond. Between April and the end of 2001, Call-Net added 33,400 local customers. In 2002, Call-Net intends to add an additional 150,000 local customers.

The economics of the local program was further enhanced by another CRTC decision in November 2001. This decision reduced the up-front administration fee Call-Net pays the incumbents when it acquires one of their customers from an average of $87.50 per customer to $42.50. This reduction reduces the time necessary to recover acquisition costs from local customers by approximately two months and should save Call-Net an estimated $5 million in 2002.

Call-Net's strongest efforts for regulatory relief in 2001 related to the CRTC price cap hearings held in October and November. The results of these hearings will determine how much Call-Net will continue to pay for a wide variety of services from the incumbents over at least the next four to five years. Call-Net submitted its case that the current $265 million it pays the incumbents is excessive and counter to the CRTC's mandate to foster long-term telecommunications competition in Canada. While the CRTC is still considering the submission and those from other interested parties, Call-Net believes that the Commission will make a decision that reflects its pro-competition mandate and that the preponderance of evidence supports the need for significant relief. While Call-Net cannot predict what the CRTC decision will be, it believes that it is reasonably likely that the level of relief will be significant to operating results in 2002. In fact, Call-Net hopes the CRTC may recognize that a substantial reduction is fair, reasonable and needed to enhance the long-term viability of alternative carriers in Canada.

Deleverage the Balance Sheet

On February 9, 2001, Call-Net announced an exchange offer designed to permit Noteholders to exchange unsecured notes for secured notes. If completed, the offer would have been a significant first step in respect of deleveraging the balance sheet. When the offer did not receive significant Noteholder support, it was withdrawn on March 29, 2001.

However, recognizing the important benefits a successful deleveraging would provide to all stakeholders, Call-Net participated in a series of periodic discussions with an informal group of Call-Net's Noteholders. The objective of these discussions was to determine if there was any common ground on which to build a negotiated deleveraging transaction.

The Plan of Arrangement ("Arrangement") evolved from the discussions in

2001 as a proposal capable of generating significant consensus among Call-Net's key Securityholders including the Existing Shareholders, the Noteholders and its commercial strategic partner - Sprint U.S.. The Arrangement would provide a stronger base for the execution of its growth strategy. Based on statements of intention received, management of Call-Net believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement. If the Arrangement is implemented Call-Net will have successfully realized its objective to deleverage the balance sheet.

Improve our Important Relationship with Sprint U.S.

Call-Net spent much time and effort in the past year working with Sprint U.S. to establish a stronger long-term partnership. On July 17, 2001 Call-Net announced that Sprint Canada would market Sprint U.S.'s E-Solutions(TM) wide range of services throughout Canada. The Sprint U.S. E-Solutions(TM) product suite consists of a portfolio of services including web hosting and associated applications, internet co-location, e-commerce consulting and solutions development, leading edge network security as well as network management and performance reporting. This was the first major agreement between the two organizations in a number of years.

On January 24, 2002, subject to the implementation of the Plan of Arrangement, Sprint U.S. agreed in principle to enter into a new 10-year commercial agreement with Call-Net. This agreement will expand the business relationship between Call-Net and Sprint U.S. and enhance its current and future product offering. Under the agreement, Sprint U.S. will receive a 2.5% royalty on substantially all of Call-Net's revenue for the first five years, and a 2.0% royalty thereafter. The new commercial agreement also provides that Sprint U.S. will be issued one preferred share, which carries with it the right to appoint two members to Call-Net's board of directors. In addition, Sprint U.S. has also agreed, also subject to the implementation of the Plan of Arrangement, to invest $25 million for a 5% interest in new Call-Net equity, calculated on a post-Arrangement basis.

Summary Overview

In summary, Call-Net views 2001 as a successful year in which it made significant progress on all five of its key objectives in the midst of a very hostile and competitive telecom marketplace. Call-Net believes it exited the year stronger and better positioned to succeed in the future. The Plan of Arrangement and the new Sprint U.S. agreement announced on February 20, 2002, if implemented, will significantly improve the base from which to execute its strategy and should allow Call-Net to grow in this highly competitive market place.

Operating Results

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue

For the year ended December 31, 2001, Call-Net's consolidated revenue was $928.4 million compared to $1.25 billion, a 25.7% decrease.

Revenue in 2002 is expected to continue to decline in the first quarter of 2002 before it begins to rise again in the second quarter. The decline in the first quarter is expected to be similar to the size of the sequential quarterly decline in the third and fourth quarters of 2001. Call-Net expects a decline primarily because of continued pressure on long distance pricing. As Call-Net is only beginning to ramp up its revenue growth initiatives, these initiatives will not immediately generate sufficient revenue to offset the decline in long distance revenue in the first half of 2002. However, by the end of the fourth quarter of 2002, Call-Net's goal is to have re-established a revenue growth trend.

Revenue from Business Customers

Call-Net's revenue from business customers decreased by 23.9% to $711.9 million in 2001 from $934.9 million in 2000. The total decline in business revenue of $223.0 million was a result of a $223.8 million decline in long distance revenue, a $2.9 million decline in data revenue and a $3.7 million increase in local service revenue.

Lower long distance minute volume accounted for $75.0 million of the reduction, while a reduction in the average revenue per long distance minute (price) accounted for $148.8 million. Approximately $95 million of the price reduction was related to a number of long-standing settlement agreements with other carriers that were revised to market rates in the first and second quarter of 2001. Revenue recognized under these contracts declined by 56.0% compared to 2000 because of the significant decline in market pricing. No further significant decline in settlement related revenue is expected in 2002. Excluding these contracts, the average revenue per minute declined by approximately 19.9% since last year. Lower long distance volume, caused by management's initiative to tighten credit and gross margin requirements, as well as a number of customers who were lost due to bankruptcy or insolvency also contributed to the drop in revenue.

Call-Net believes there is a risk that its revenue from business customers will continue to erode because of the very high level of price competition in the marketplace. Call-Net expects that the average revenue per minute for long distance will continue to fall. To mitigate this risk, Call-Net intends to introduce a number of new data product sets in 2002. Call-Net also intends to expand its sales force by up to 50 new sales representatives. A significant portion of these individuals will concentrate their efforts on the small and medium business customer, while a subset will focus on the Sprint U.S. E-Solutions(TM) product suite. Call-Net will also continue to take a disciplined approach to bidding on large corporate business by analyzing the proportion of the business it can carry on its network. Call-Net expects these efforts will result in revenue growth in data and local services in 2002.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by $98.8 million or 31.3% to $216.5 million from $315.3 million in 2000. A decline in long distance revenue of $89.0 million accounted for most of the decrease. Of the total decrease in long distance revenue, $83.8 million was due to a decrease in volume as a result of customer churn. Call-Net's decision to cancel the unprofitable fixed price unlimited long distance program resulted in a planned, but significant, reduction in its residential customer base. Long distance customers count declined by 182,000 during 2001. During the fourth quarter the customer count declined by 42,000.

Call-Net is at risk in the residential long distance market that customers will continue to leave to traditional competitors or to other new technological offerings and that prices will continue to fall. Call-Net intends to mitigate these risks by marketing its bundled local service offering out of an expanded number of co-locations in Incumbents' wire centres in Montreal, Toronto, Calgary and Vancouver. In addition, Call-Net intends to add co-locations in Quebec City, Ottawa, and Edmonton. In total Call-Net intends to open approximately 40 new co-locations by July 2002. These co-locations will increase the number of addressable residential lines by 1.1 million to a total of 4.0 million. Call-Net's objective for 2002 is to increase the local customers it services from the 53,600 at the end of 2001 to over 200,000 by the end of 2002.

Residential data revenue dropped by $12.9 million to $28.0 million from $40.9 million in 2000. This drop was primarily the result of a decrease of 38,000 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings. Call-Net expects its revenue from internet customers will continue to erode until it has its own ADSL high-speed offering available. Call-Net's current plan is to have ADSL available in 94 co-locations by August 2002. The technology and know-how Call-Net expects to receive from Sprint U.S. will be of great assistance in mitigating the risk associated with rolling out this offering, including the ease of self-installation. Call-Net's objective is to have 12,000 SDSL and ADSL residential and SOHO customers by the end of 2002.

Local service revenue increased by $3.1 million to $18.2 million from $15.1 million in 2001. Call-Net ended the year with 53,600 local customers compared to 25,900 at the end of 2000. As noted above, Call-Net's plans call for up to an additional 150,000 local customers in 2002. Call-Net intends to reach this total by offering competitively priced bundles in most major urban centres in Canada. Call-Net will market these services using targeted newspaper advertisements as well as telemarketing.

Carrier Charges and Gross Profit

Carrier costs decreased from $844.6 million in 2000 to $508.9 million in 2001. The gross profit as a percentage of revenue improved from 32.4% to 45.2% in 2001. The improvement in gross profit as a percentage of revenue was primarily due to three factors:

- a $72 million reduction in the amount Call-Net paid on long distance revenue to support local telephone services under the contribution regime established by the CRTC as a result of a change in the taxing mechanism at January 1, 2001;

- a reduction in the standard rates used to price minutes swapped with other carriers under certain settlement agreements, mirroring an identical drop in business revenue; and

- ongoing efforts to reduce carrier costs by renegotiating agreements with other carriers and migrating off of leased facilities to our own lines.

In the fourth quarter, Call-Net's gross profit as a percentage of revenue dipped from the third quarter of 2001 by 6.9% to 39.2%. This decline was primarily the result of the Company settling a number of long-standing disputes and agreeing the amounts due with non-domestic carriers in respect of a number of settlement agreements. Call-Net had established a reserve against these accounts that it believed was adequate. However, in the fourth quarter, the Company determined these reserves to be inadequate and an additional $8.5 million charge was required to maintain an appropriate reserve at year-end. Adding back this charge, Call-Net's gross margin would have been 43.2%.

As noted in the overview section, the entire industry is awaiting the price cap decision from the CRTC. Call-Net expects this decision to be favourable; however, there can be no assurance it will be and if relief is granted, how much it will be. Therefore it is exceedingly difficult to predict with any accuracy carrier costs beyond the first quarter. However, while Call-Net cannot predict what the CRTC decision will be, Call-Net believes that the CRTC will accept its position that significant relief is necessary to sustain long-term competition in Canada. Accordingly, Call-Net believes it is reasonably likely it will receive at least significant and possibly substantial relief on its annualized price cap related costs of $265 million.

Operating Costs

Operating costs declined by $90.8 million to $284.7 million from $375.5 million in 2000, a 24.2% decrease. Operating costs for 2001 represented 30.7% of consolidated revenue compared to 30.0% in 2000. Lower advertising, marketing and volume-related customer support costs, reduced administrative costs and improved bad debt experience all contributed to this significant decline in operating costs. The 15% or 300 employee workforce reduction announced and substantially completed on May 8, 2001 also contributed to lowering operating costs in 2001 compared to 2000.

As Call-Net intends to invest in growing revenue in 2002, it does not expect that operating expenses, particularly advertising and marketing expense, will continue to fall. Rather, Call-Net expects these costs and costs associated with customer care and provisioning will rise in 2002. Accordingly, operating costs as a percentage of revenue are expected to reach between 34% and 37% in the first half of 2002. However, as revenue is expected to grow in the second half of the year, operating costs, as a percentage of revenue, are then expected to drop to between 32% and 34%.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net in its Consolidated Financial Statements may not be comparable to similarly titled amounts reported by other companies.

EBITDA was negative $968.8 million in 2001, compared to negative $97.2 million in 2000. However, after adjusting for unusual items, EBITDA in 2001 was $134.8 million, a $104.7 million improvement over the $30.1 million in 2000. The improvement in EBITDA came from a number of sources, the largest of which was the change in the CRTC's contribution regime on January 1, 2001. The change lowered Call-Net's carrier charges by an estimated $72 million. However, Call-Net believes this change also contributed an indeterminable portion of the decline in long distance pricing. Consequently, Call-Net cannot accurately quantify the net benefit of the change in contribution rates and believes it is reasonably likely that other carrier cost reductions and the overall expenditure reduction program contributed at least an equal amount to the significant EBITDA improvement.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for resale;
- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and
- a gain of $19.9 million on the sale of various subsidiaries.

Included in unusual items in 2001, as further described in Note 15 to the Consolidated Financial Statements, were:

- a $1,071.1 million writedown of goodwill;
- a $21.2 million loss on the closure of Call-Net's wholly-owned subsidiary, ascenda Inc.;

- an $8.0 million special charge for severance, facility and lease termination;

- a $9.4 million provision for redundant assets; and

- a $6.1 million gain on the sale of capital assets.

Depreciation and Amortization

Depreciation and amortization decreased by 7.6% to $213.1 million from $230.7 million in 2000 primarily as a result of the writeoff of goodwill at the end of the third quarter. Depreciation of $135.9 million was in line with last year's $136.5 million as would be expected because Call-Net's capital investment program was below the amount of depreciation.

In 2002, the amount of amortization will decline further as there will be no amortization associated with goodwill. Furthermore, assuming we proceed with the Plan of Arrangement, deferred finance costs totalling $36.8 million at December 31, 2001 would be extinguished. Therefore, Call-Net expects only its customer list, technology rights, product rights and trademarks would remain to be amortized after the first quarter of 2002. The amortization of these long term assets should result in an amortization charge of approximately $30 million in 2002. As capital additions are expected to be between $100 and $120 million, depreciation expense is expected to be comparable or down marginally in 2002.

Interest on Long-Term Debt

In 2001, interest on long-term debt increased by $18.4 million to $223.5 million from $205.1 million in 2000. This increase is the result of the accretion of interest expense on the Senior Discount Notes as well as the depreciation of the Canadian dollar against the U.S. dollar during 2001. Interest on long-term debt expense for 2001 includes $95.9 million of cash interest paid during the year. Non-cash interest of $127.6 million relates to interest accreted on the principal balance of the Senior Discount Notes.

If the Plan of Arrangement is implemented, and assuming the exchange rate between the U.S. and Canadian dollar remains constant during 2002, interest expense should decrease by approximately $160 million. Cash interest will decline by approximately $32 million. If the Plan of Arrangement is not implemented, interest expense is expected to rise by approximately $16 million and cash interest payments would be approximately $98 million. Also, in August 2002, the Senior Discount Notes (due in 2007), if still in existence, will stop accreting interest and begin to accrue interest towards semi-annual cash payments. The first such cash interest payment would be on February 15, 2003.

Interest and Other Income (Expense)

Call-Net's interest and other income decreased from income of $30.9 million in 2000 to an expense of $4.0 million in 2001. This change was the result primarily of currency losses associated with the decline in the Canadian dollar and the associated mark to market of both the Company's U.S. dollar debt and working capital. A lower level of short-term investments, as well as lower interest rates, also contributed to the decline. Call-Net maintains a policy of investing in only highly liquid, investment grade money market instruments rated R-1 (low) or better.

In 2002, with the adoption of new Canadian accounting standard, CICA 1650 Foreign Currency Translation, the deferral and amortization of foreign exchange gains and losses on long-term debt will no longer be permitted. Any gain or loss on the unhedged portion of the Company's U.S. denominated debt outstanding will be immediately credited to or charged against income. Accordingly the adoption of this new standard will likely increase the volatility of interest and other income (expense) in 2002 and subsequent years, particularly if the Plan of Arrangement is not implemented. Also, as a result of the adoption of this standard, the deferred foreign exchange amount of $156.2 million included in other long term assets at December 31, 2001 will be retroactively charged against retained earnings.

Interest income earned by Call-Net on its short-term investment portfolio is expected to decline in 2002 to approximately $4 million for two reasons. First, the interest rate on short-term investments is expected to be lower than it was in 2001. Second, Call-Net expects it will have a significantly lower amount to invest in 2002 because of the anticipated payment of approximately U.S.$81.9 million payment under the Plan of Arrangement. In addition, we are projecting cash will be used as a result of capital investment activities in the first half of 2002.

Income Taxes Benefit

Income tax benefit declined from $50.3 million in 2000 to $7.9 million in 2001. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and a $9.0 million change in the value of the future tax liability due to federal income tax rate changes. In 2001, income tax benefit includes $4.0 million for a change in the value of the future tax liability due to provincial income tax rate changes.

The income tax benefit was partially offset by an expense for the federal large corporations tax of $2.2 million in both 2000 and 2001.

In 2001, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2001 Call-Net had approximately $1.1 billion in losses available for Canadian income tax purposes to reduce future years taxable income. Call-Net also had approximately $1.0 billion of capital losses available. All of the capital losses and a portion of the operating losses will be extinguished if the Plan of Arrangement is implemented.

Net Income (Loss)

Call-Net's net loss for 2001 was $1.4 billion compared to $451.8 million in 2000, a $949.7 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $976.3 million increase in expenses associated with unusual items (see Note 15 to the Consolidated Financial Statements). The $104.7 million improvement in EBITDA before unusual items and $17.6 million decrease in depreciation and amortization expense were partially offset by:

- the $18.4 million increase in interest expense on long-term debt;
- the $34.9 million decrease in interest and other income; and
- the $42.4 million decrease in income taxes benefit.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue

For the year ended December 31, 2000, Call-Net's consolidated revenue was $1.25 billion, a 2.6% decrease from the $1.28 billion reported in 1999.

Revenue from Business Customers

Call-Net's revenue from business customers increased by 8.0% to $934.9 million from $865.4 million in 1999. This increase was attributable primarily to an increase in carrier traffic and revenue related to providing data services, which more than offset the decline in long distance revenue from other business customers.

Business customers accounted for 74.8% of consolidated revenue in 2000 as compared to 67.4% in 1999. Data revenue represented 27.0% of business revenue, increasing by 19.8% to $252.6 million in 2000 from $210.9 million in 1999. The increase in data revenue was generated by Call-Net's Solutions Alliance Program and from providing private lines for data transmission. Long distance revenue, which accounted for 72.5% of business revenues, increased by 3.8% to $678.0 million from $653.3 million. Higher carrier traffic accounted for all of the increase as other business traffic and average revenue per minute declined in 2000. Local services generated $4.3 million of revenue in 2000 compared to $1.2 million in 1999.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by 24.7% to $315.3 million in 2000 from $418.8 million in 1999.

This decline was primarily the result of Call-Net's decision to pursue a more profitable consumer pricing strategy. By the beginning of 2000 the consumer long distance market was becoming increasingly commoditized with average price per minute falling as customers opted for flat rate unlimited and bundled price plans. Call-Net did not expect a reversal of this trend and consequently took several steps in an effort to improve profitability, including capping unlimited plans, increasing prices and ceasing certain customer acquisition activities. Because of these steps, Call-Net's residential customer base declined to approximately 746,000 customers at year-end from approximately one million customers at the beginning of the year. Local service revenue increased to $15.1 million in 2000 from $3.2 million in 1999.

Carrier Charges and Gross Profit

Carrier charges decreased in line with revenue by 3.1% to $844.6 million. Gross profit declined by 1.8% to $405.6 million compared to $413.0 million in 1999. Gross margin increased marginally to 32.4% of revenue compared to 32.2% of revenue in 1999.

Issues having a favourable impact on carrier costs and gross margin included:

- migrating the access for voice long distance business and dial-up internet products from leased incumbent local exchange carrier facilities to Call-Net's local network in major Canadian centres;

- taking advantage of synergies between Call-Net's data and local services infrastructure;

- analyzing and tracking profitability by product and line of business by taking into account allocations of carrier costs and operating expenses which facilitated a shift in customer mix to higher margin markets and products; and

- a favourable CRTC decision relating to switching and aggregation charges.

Issues having an unfavourable impact on carrier costs and gross margin included:

- lower margins in the first half of the year caused by the higher proportion of flat rate unlimited and bundled price plans on voice services business than in the first half of 1999;

- the ongoing competitive environment that lowered market pricing in all market segments; and
- the continuing regulatory contribution regime that was unfavourable to competitive local exchange carriers.

Operating Costs

Operating costs for the year declined by 8.0% or $32.8 million to $375.5 million from $408.3 million in 1999. Call-Net's decision to target more selectively its customer acquisition efforts, rather than use broadly based advertising, significantly reduced its marketing costs in 2000. The annualized impact of the 10% workforce reduction implemented in the fourth quarter of 1999 contributed to lower operating costs in 2000. In addition, customer support costs declined in line with the drop in the number of residential customers. Finally, a broadly based cost containment program contributed to lower operating costs. Operating expense as a percentage of revenue in 2000 declined to 30.0% compared to 31.8% in 1999, despite a special charge of $14.2 million primarily related to employee retention.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA was negative $97.2 million in 2000, compared to $0.5 million in 1999. However, after adjusting for unusual items, EBITDA in 2000 increased to $30.1 million compared to $4.7 million in 1999.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for sale;
- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and
- a gain of $19.9 million on the sale of various subsidiaries.

Depreciation and Amortization

Depreciation and amortization increased by 11.9% to $230.7 million from $206.2 million in 1999 primarily as a result of the full year depreciation related to capital asset acquisitions of $591.0 million in 1999.

Interest on Long-Term Debt

In 2000, interest on long-term debt increased by $30.0 million to $205.1 million from $175.1 million in 1999. This increase is the result of a full year of interest charges on the financing completed in May 1999, consisting of U.S.$450.0 million of Senior Notes and U.S.$385.0 million of Senior Discount Notes. Interest on long-term debt expense for 2000 includes $92.8 million of cash interest paid during the year. Non-cash interest of $112.3 million relates to interest accreted on the principal balance of the Senior Discount Notes.

Interest and Other Income (Expense)

Call-Net's interest and other income for 2000 increased to $30.9 million compared to $25.1 million in 1999 as a result of a higher level of short-term investment as well as higher interest rates.

Income Taxes Benefit

Income tax benefit increased to $50.3 million in 2000 from $4.6 million in 1999. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and $9.0 million for a change in the value of the future tax liability due to federal income tax rate changes.

Call-Net expensed $2.2 million in 2000 and $2.1 million in 1999 in respect of the federal large corporations tax.

Net Income (Loss)

Call-Net's net loss for 2000 was $451.8 million, a $52.5 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $25.4 million improvement in EBITDA before unusual items and $5.8 million increase in interest income being inadequate to offset:

- a $39.0 million increase in year over year losses on unusual items net of taxes and debt redemption costs;

- a $30.0 million increase in interest expense; and

- a $24.5 million increase in depreciation and amortization.

Liquidity and Capital Resources

At December 31, 2001, Call-Net's current assets were $529.0 million and its current liabilities were $251.3 million. Net working capital decreased to $277.7 million compared to $284.7 million at December 31, 2000. Cash, cash equivalents and short-term investments at December 31, 2001 totalled $335.9 million compared to $419.1 million at December 31, 2000. At December 31, 2001, $333.4 million of these funds were invested in liquid. Canadian dollar denominated securities rated at least R-1 (low) by The Dominion Bond Rating Service.

This $335.9 million of liquid assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its business plan for 2002, including the proposed approximately U.S.$81.9 payment to Noteholders under the Plan of Arrangement.

With the exception of cash collateralized letters of credit of approximately $0.5 million, Call-Net had no operational bank lines at December 31, 2001.

At year-end, the Company had $2,587.3 million of long-term debt outstanding compared to a shareholders' deficiency of $1,267.1 million. Call-Net is not required to repay any of its long-term debt until 2007. Interest is deferred until August 2002, August 2003 and May 2004 on the 2007, 2008 and 2009 Senior Discount Notes respectively. Once Call-Net begins paying interest on the Senior Discount Notes, interest is payable semi-annually.

Call-Net believes it will likely have to execute its long term business plan without relying on any further external financing in the foreseeable future if the Plan of Arrangement or a similar plan is not implemented.

Plan of Arrangement

The proposed Plan of Arrangement constitutes a comprehensive recapitalization proposal, that would reduce Call-Net's debt by approximately

$2.0 billion. The proposed new capital structure would provide a stronger financial base for the execution of the growth strategy to enhance the value of the Company.

Based on statements of intention received, management of Call-Net believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement.

Under the terms of the Plan of Arrangement, all of Call-Net's $2.6 billion of Senior Notes would be exchanged for U.S.$377.0 million of new 10.625% senior secured debt due December 31, 2008, approximately U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing Shareholders of Call-Net would retain 20% of the Company's equity.

If implemented, the Plan of Arrangement is expected to substantially improve the capital structure of the Company by reducing the proportion of debt to levels acceptable to North American capital markets. The Plan of Arrangement should enhance the Company's ability to raise capital as necessary to execute its business plan. In addition to the benefit of capital markets access, the reduction in debt will result in the Company's equity having intrinsic value. Accordingly, this should allow the Company to utilize equity options as a meaningful mechanism to motivate and retain key employees. Furthermore, suppliers, and more importantly customers, are expected to feel more comfortable dealing with a company whose financial situation and long term prospects are more certain. As a result, Call-Net believes the Plan of Arrangement, if approved, will assist in improving operating results.

Cash Flow from Operating Activities

In 2001, Call-Net's operating activities before changes in non-cash working capital provided $35.9 million of cash compared to using $47.2 million of cash in its operating activities before changes in non-cash working capital in 2000. A net loss for the year of $1.4 billion was offset by a number of non-cash operating items including $1.1 billion of unusual write downs and net losses. Other non-cash operating expense items included $213.1 million of depreciation and amortization, $127.6 million of accreted non-cash interest on Senior Discount Notes and $15.7 million of non-cash interest and other expense. Non-cash income items included the income tax benefit of $12.0 million related to future income tax liabilities. The improvement in cash flow from operations before changes in non-cash working capital was largely the result of lower carrier charges and lower operating expenses.

After a $58.5 million increase in non-cash working capital, Call-Net used $22.6 million in its operating activities in 2001, compared to $74.6 million in 2000. A significant $163.7 million reduction in accounts payable was offset by a $65.7 million reduction in accounts receivable and a $21.8 million decline in other current assets. The reduction in payables was tied largely to the reduction in volume, changes to the contribution regime, and the payment of significant amounts accrued in previous years. While receivables were lower on lower revenue and an improvement in the days of sales outstanding, this improvement and the release of escrowed cash in trust was insufficient to offset the payables and accrued liabilities decline.

In 2002, non-cash working capital is not expected to be either a significant source or use of cash. Trade receivables are expected to grow in line with higher fourth quarter revenue. While Call-Net paid a significant amount in respect of accrued liabilities in 2001 and also resolved a number of settlement accounts, Call-Net expects accounts payable and accrued liabilities will continue to decline in 2002. A portion of this decline relates to the expectation of a favourable price cap decision. However, the use of cash for receivables and payables is expected to be largely offset by the return of cash currently held in trust.

Cash Flow from Investing Activities

Call-Net used $262.9 million in 2001 compared to $5.4 million in investment activities in 2000. In 2001, Call-Net received only $37.9 in proceeds from asset sales compared to $296.9 million in 2000, when the Company sold the real estate associated with its planned corporate head office facility and a substantial portion of its non-operational fibre.

In 2001, Call-Net invested $86.2 million more in short-term investments than it did in 2000. However, the increased investment in short-term investments was more than offset by the $90.9 million decline in its capital expenditure program to $101.5 million compared to $192.4 million in 2000. Call-Net's acquisitions of capital property declined in 2001 as Call-Net focused on projects with lower risks and quicker paybacks. Call-Net's more limited capital investment program in 2001 focused on local and DSL wire centre augmentation, a metro area fibre network in Montreal, upgrading back office functionality, as well as data and hosted service support systems.

In 2002, Call-Net expects to invest between $100 and $120 million in capital asset additions. The largest planned investments include the expansion of its local footprint by adding 40 co-locations, adding ADSL service to 94 co-locations and investing in assets to support the E-Solutions(TM) initiative with Sprint U.S. Commitments related to these planned expenditures were immaterial at December 31, 2001.

At December 31, 2001, Call-Net held assets for sale valued at $78.6 million compared to assets of $112.8 million at the end of 2000. Call-Net reviewed the value of such assets at year end and continues to believe the net realizable value equals or exceeds the $78.6 million amount. However, as the market has been illiquid there is a heightened risk that the proceeds of disposition, if and when realized, could be less than the carrying value.

Cash Flow from Financing Activities

In 2001, Call-Net's financing activities generated $1.1 million of cash on the termination of a cross-currency swap agreement. In 2000, $23.9 million of cash was provided from the termination of a number of cross-currency swap agreements. Call-Net had no cross-currency swap agreements outstanding at December 31, 2001.

Commitments

As part of regular operations, Call-Net has agreements for facilities and supply of network facilities. As at December 31, 2001 and 2000, Call-Net had outstanding contracts to sell or swap a portion of its fibre optic cable. During the third quarter of 2000, Call-Net entered into agreements with a supplier to purchase an indefeasible right of use for local access and other fibre in Canada and the United States for $21.0 million and to purchase $15.0 million of other products and services over a five-year period. At December 31, 2001, a commitment to purchase $31.3 million of fibre or services remained.

During the third quarter of 2001, Call-Net entered into a five-year information technology services outsourcing agreement. As part of the agreement, Call-Net has committed to make payments of approximately $10.8 million in the first year and approximately $10.0 per year in the remaining four years of the agreement. Call-Net has also provided corporate guarantees of approximately $2.7 million in respect of various customer lease arrangements for customer premises equipment.

Related Party Transactions

During 2001, Call-Net sold Sprint U.S. $23.3 million of telecommunication services and purchased $37.9 million of similar services from Sprint U.S. These transactions resulted from the normal termination of traffic over each other's network. The pricing in respect of these transactions is in line with equivalent arrangements with other U.S. carriers with whom Call-Net has similar levels of cross border traffic.

Future Outlook

Call-Net intends to balance its efforts in respect of profitability and growth in 2002 and beyond.

In the first half of 2002, Call-Net intends to invest in its "on-net" strategy. This investment will require both higher operating expense, as well as capital expenditures compared to 2001. The higher operating expenses will be focused on acquiring and retaining new customers - customers that are both "on-net" and "on strategy". The capital expenditures will be focused on expanding Call-Net's co-location footprint and delivering ADSL and SDSL based products, including Voice over BroadBand ("VOBB").

In the business segment, Call-Net will invest in expanding its sales force, particularly in respect of the small and medium-sized general business markets. Call-Net views these under-serviced markets as a significant opportunity for its bundled offerings. Call-Net is also currently training a small Sprint E-Solutions(TM) sales force to market this product suite. In total, Call-Net plans on adding 50 new sales personnel by mid-year. Call-Net also intends to expand our agency-based sales force to accelerate the introduction of its new comprehensive suite of IP and access offerings.

In the consumer segment, Call-Net intends to advertise to consumers in its core urban centres that Sprint Canada is a local, as well as a long distance, telecommunications company. Call-Net intends to convince consumers that Sprint Canada is a better alternative to the incumbents in meeting all of their wired telecom needs - including local, long distance and ADSL broadband internet service. Its goal is to acquire over 150,000 new local bundled residential customers this year, in seven of Canada's largest urban markets. Call-Net intends to invest in the Sprint brand with a targeted print and telemarketing based program. Call-Net also intends to invest in its reputation for high quality service by increasing its customer care work force. Additional provisioning personnel are expected to be hired and an improved operating service system will be operational in the first quarter of 2002.

The costs associated with the growth initiatives described above are expected to reduce EBITDA in the first quarter of 2002 as the costs associated with training, advertising, marketing and provisioning will initially exceed the gross margin from the new product offerings. As revenue ramps up in the second, third and fourth quarters, Call-Net anticipates that gross margin will at first absorb a higher proportion of, and then exceed, the associated up-front advertising, customer care and provisioning costs. By the fourth quarter, the aggregate revenue growth from the "on-net" initiatives is expected to more than absorb the additional costs associated with the growth initiatives.

Risk Factors

We believe that Call-Net faces a number of operational, regulatory, financial and other risks and have addressed some of the key risks in the commentary above. The list below also summarizes the risks and success factors that we believe are key to Call-Net's future financial prospects.

Operational Risks

Operational risks inherent in executing Call-Net's strategy include:

- a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net's revenue by approximately $80 million;

- a continuing or accelerated erosion of Call-Net's residential long distance or dial-up internet customer base. The average revenue per long distance or dial-up internet customer is approximately $240 per year;

- competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;

- adapting to the high level of technological change in the telecommunications industry;

- profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;

- hiring and retaining qualified management and staff;

- maintaining and protecting the key assets of the Company, including both its network and the Sprint brand from damage or loss;

- additional bankruptcies or insolvencies in the telecommunication sector impacting on the results of Call-Net's on-going revenue, as well as the immediate expense associated with bad debts;

- Call-Net's reliance on other competitive carriers to access its customers or to deliver its data and voice traffic; and

- Call-Net's ability to execute its strategy depends on the effective implementation of its relationship with Sprint U.S. and on Sprint U.S.'s ability to overcome its own operational risks.

Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

- transitioning its marketing focus away from long distance and towards its local and data/IP offerings;

- launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of its marketing and advertising budget to promote its bundled local offering;

- entering into an expanded technological agreement with Sprint U.S. to improve its access to new technology on a timely and cost-effective basis;

- improving its demographic market information, as well obtaining information on the specific needs and wants of its target markets;

- designing a competitive compensation package and training programs, as well as other human resource related strategies, to improve the Company's ability to hire and retain qualified managers and staff;

- designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance;

- building or buying metro area network fibre to connect co-location and regional switch centres to reduce dependency on other competitive carriers; and

- developing and sustaining a strong operational relationship with Sprint U.S.

However, investors should recognize that a number of the operating risks are not within Call-Net's control and such risks could adversely affect its results.

Financial Risks

Availability of Capital Resources

Call-Net currently has a significant risk associated with the high level of debt on its balance sheet and the debt servicing costs associated with the debt. Call-Net believes that the most appropriate way to mitigate this risk and regain access to the capital markets is by way of the Plan of Arrangement, discussed under its own heading.

However, even if the Plan of Arrangement is implemented, in the event that Call-Net's plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may limit which markets it enters and the degree to which it penetrates a particular market.

Call-Net can give no assurance that additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net's development and expansion plans, which would harm its financial condition and operating results. Such a failure could also limit its ability to make principal and interest payments on its indebtedness. Call-Net cannot assure anyone that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to it.

Currency Risk

Call-Net's revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2001, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2001 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $25.0 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net's results of operations and its ability to meet its future payment obligations on its long-term debt.

Should Call-Net be successful in respect of its Plan of Arrangement, Call-Net intends to consider entering into cross currency hedges that should then be available to the Company, either on a secured or unsecured basis. However, if Call-Net is unable or unwilling to enter into a cross currency swap agreement, its exposure on the new Secured Notes due to a one per cent move in the exchange rate would be approximately $6.0 million.

Regulatory Risk

Call-Net's long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC's stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC's policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net's operations and financial condition. In addition, the CRTC's decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC's decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.

>>
%SEDAR: 00004316EB.

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For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company, (416) 929-5883 ex 222, jlute@luteco.com

EXHIBIT 9

Press Release dated March 1, 2002

Call-Net Notified of Appeal of Superior Count of Ontario Decision

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Call-Net Notified of Appeal of Superior Court of Ontario Decision

TORONTO, March 1 /CNW/ - Call-Net Enterprises Inc. (TSE: CN and CN.B) was notified today that there will be an appeal of the Superior Court of Ontario decision with respect to the previously disclosed application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.). That application had sought the determination of the court as to whether a change of control of Call-Net occurred in October 1999 pursuant to the terms of agreements between Call-Net and certain members of its senior management at that time. The Superior Court of Ontario ruled that no change of control had occurred. The Company intends to vigorously defend its interests at the appeal. The funds currently held in trust by Computershare are expected to remain in escrow until the appeal process is completed.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316E

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For further information: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, John.Laurie@sprint-canada.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 10

Press Release dated March 14, 2002

Call-Net announces three additional appointees for Board of Directors

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business Editors:

Call-Net announces three additional appointees for Board of Directors

TORONTO, March 14 /CNW/ - Call-Net Enterprises Inc. (TSE: CN, CN.B) today announced the names of three additional proposed independent appointees to the company's Board of Directors, pursuant to its previously announced comprehensive recapitalization by way of a Plan of Arrangement. The Board will be appointed as part of the Plan of Arrangement to be approved at the noteholder and shareholder meetings on April 3, 2002. The three additional proposed directors are Robert Franklin, Wendy Leaney and Barry Campbell.

The Management Proxy Circular dated February 22 set out that, as part of the Plan of Arrangement, Call-Net's Board of Directors will be enlarged to 11 and named eight proposed appointees to the Board. A supplement to the Management Proxy Circular will be distributed to Call-Net's securityholders shortly that will provide further information about the three additional proposed appointees announced today.

Mr. Franklin is Chairman of Placer Dome Inc., ClubLink Corporation, and ELI Eco Logic Inc. and also serves as a director of Toromont Industries Ltd.

Ms. Leaney is President of Wyoming Associates Ltd., a Toronto private investment and consulting firm, and was formerly Managing Director of the Communications Group at TD Securities Inc. She is a director of Canadian Western Bank and Corus Entertainment Inc.

Mr. Campbell is a Senior Counselor of APCO Worldwide, a public affairs and strategic communications firm, former Chairman and CEO of its Canadian operations, and President of Barry R. Campbell Strategies Inc. He was previously a Member of Parliament and Parliamentary Secretary to the Minister of Finance. Mr. Campbell is also a director of the Toronto International Film Festival Group.

The other proposed appointees to Call-Net's Board of Directors, pursuant to the Plan of Arrangement, are: Call-Net Chairman Lawrence Tapp, Dean, Richard Ivey School of Business; William Linton, the company's President and Chief Executive Officer; Dennis Belcher, Executive Vice President, Bank of Nova Scotia; Robert Gillespie, Chairman and CEO, General Electric Canada Inc.; Arthur Krause, Executive Vice President, Sprint Corporation; Keith Paglusch, President, Sprint E/Solutions; David Rattee, Chairman, President and CEO, CIGL Holdings Ltd.; and Joseph Wright, a director of a number of Canadian companies.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316EB

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For further information: John Lute, Lute & Company, (416) 929-5883 ex 222, jlute@luteco.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 11

Press Release dated April 3, 2002

Call-Net announces results of Noteholder and Shareholder votes

ori.

CALL-NET ENTERPRISES INC.

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Attention Business Editors:

Call-Net announces results of Noteholder and Shareholder votes

TORONTO, April 3 /CNW/ - Call-Net Enterprises Inc. (TSE: CN, CN.B) announced that, at meetings held this morning, its Noteholders and Shareholders overwhelmingly approved a proposed plan of arrangement under the Canada Business Corporations Act providing for a comprehensive recapitalization of Call-Net that will reduce the company's debt by more than $2 billion.

At the Noteholders' Meeting in excess of 97% of the votes cast supported the proposed plan of arrangement. Subsequently, at the Shareholders' Meeting more than 96% of the votes cast supported the proposed plan of arrangement.

Implementation of the plan of arrangement is subject to the Company receiving a final order from the Ontario Superior Court of Justice under the Canada Business Corporations Act. The Court is scheduled to hear the application for the final order on April 5, 2002. Subject to obtaining the final order from the court, the transaction is expected to close on April 10, 2002.

"We are very encouraged by the strong support our recapitalization proposal received from securityholders this morning," said Bill Linton, President and Chief Executive Officer of Call-Net Enterprises. "We believe this support is a very important step in obtaining the Court's approval on Friday to proceed with the completion of the plan of arrangement on April 10."

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316EB

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For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245 John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company, (416) 929-5883 ex 222, jlute@luteco.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

EXHIBIT 12

Press Release dated April 5, 2002

Call-Net receives court approval for recapitalization proposal

CALL-NET ENTERPRISES INC.

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Attention Business Editors:

Call-Net receives court approval for recapitalization proposal

TORONTO, April 5 /CNW/ - Call-Net Enterprises Inc. (TSE: CN, CN.B) announced today that it has received a final order from the Ontario Superior Court of Justice approving the plan of arrangement for the Company's comprehensive recapitalization proposal.

The order follows the overwhelming approval by Call-Net noteholders and shareholders on April 3 for the plan, which will reduce the Company's debt by more than $2 billion. More than 97% of the votes cast by noteholders, and 96% of votes cast by shareholders supported the proposal at separate meetings.

"We are gratified by the Court's decision today. The earlier support from securityholders is a significant endorsement of the company and our business plan," said Bill Linton, President and Chief Executive Officer of Call-Net Enterprises. "We set out to create a comprehensive and fair solution that would give Call-Net a stronger capital structure - a financial foundation to support a competitive and successful company. By delivering on that commitment, we have completed a vital step to Call-Net's achieving its full, long-term potential."

Randy Benson, Call-Net's Chief Financial Officer said: "Completing the recapitalization required the combined effort, support and good will of our Board of Directors, management, shareholders and noteholders. Working together we achieved a solution that was best for Call-Net, both in the short and long term. The elimination of more than $2 billion in debt greatly increases our financial flexibility to the benefit of all our stakeholders."

"An improved capital structure was one of Call-Net's strategic initiatives to become a viable and valuable company," Mr. Linton said. "In the past year, we have successfully implemented an appropriate operating strategy and the financial disciplines to support it. We have also made a strong case for progressive changes to the regulatory environment. While a decision has not yet been received on the price cap review, we believe the regulator will move to encourage the sustainable competition and access to technology that Canadians want in our industry."

In addition, Call-Net secured a new, 10-year branding and technology services agreement with Sprint Communications Company LP. This agreement gives Call-Net access to branding, technology and know-how to offer the full suite of Sprint wireline services in Canada. It also facilitates seamlessness and consistency in the two companies' networks and services provided to North American customers.

"We believe the Sprint agreement, combined with our recent, operating, financial and regulatory initiatives, creates a solid base for future growth and profitability at Call-Net," Mr. Linton said.

With the Court's approval, the recapitalization transaction is scheduled to close on April 10, 2002 subject to receipt of all necessary regulatory and stock exchange approvals. The final order on the plan of arrangement was issued under the Canada Business Corporations Act.

After closing on April 10, Call-Net's equity will be consolidated on a one for twenty basis, and begin trading on the TSE under the new symbols FON and FON.B.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316EB

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For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company, (416) 929-5883 ex 222, jlute@luteco.com

EXHIBIT 13

Press Release dated April 10, 2002

Call-Net announces plan of arrangement now effective

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business Editors:

Call-Net announces plan of arrangement now effective

TORONTO, April 10 /CNW/ - Call-Net Enterprises Inc. announced today that all of the conditions for its previously announced capital reorganization of Call-Net by means of a plan of arrangement have been satisfied, and that the plan of arrangement is now effective.

Call-Net's common shares (the "New Common Shares") (FON) and the Class B Non-Voting Shares (the "New Class B Shares") (FON.B) will be posted for trading on The Toronto Stock Exchange at the opening of the exchange on or about April 15, 2002 in substitution for the presently listed common shares (CN) and Class B Non-Voting Shares (CN.B), which will be delisted at that time.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316E

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For further information: contact - Investors - John Laurie, Vice-President, Treasurer and Investor Relations, 416-718-6245, John.Laurie@sprint-canada.com; Media - John Lute, Lute & Company, 416-929-5883 ex 222, jlute@luteco.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 14

Press Release dated April 11, 2002

Notification of Call-Net Enterprises' Q1 results and conference call event

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Notification of Call-Net Enterprises' Q1 results and conference call event

TORONTO, April 11 /CNW/ - Call-Net Enterprises Inc. (TSE: CN, CN.B) will be releasing its first quarter results before the opening of markets on Tuesday, April 30, 2002.

The Company will hold its conference call for investors at 1:00 p.m. (EST) on Tuesday, April 30, 2002. Bill Linton, president and chief executive officer and Randy Benson, senior vice president and chief financial officer will participate in the call.

All North American participants should dial 1-800-478-9326. The call will also be audio webcast live at www.callnet.ca.

This call will be available for replay immediately following the conference call to all North American callers by dialing 1-800-408-3053, passcode 1135886. The local number is 416-695-5800, passcode 1135886. The replay will be available until May 14, 2002.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

%SEDAR: 00004316EB

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For further information: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, john.laurie@sprint-canada.com; Julie Altieri, Executive Assistant (416) 718-6416, julie.altieri@sprint-canada.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

EXHIBIT 15

Press Release dated April 17, 2002

Call-Net completes $25 million private placement

CALL-NET ENTERPRISES INC.

CallNet

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Releases Webcast Earnings

Attention Business Editors:

Call-Net completes $25 million private placement

TORONTO, April 17 /CNW/ - Call-Net Enterprises Inc. (FON, FON.B) announced today the completion of a private placement of 1,191,987 class B non-voting shares for an aggregate purchase price of $25,000,000 to Sprint Communications Company L.P.

There are no selling fees or commissions payable and the funds received will be used for general corporate purposes.

"Completing this private placement is the final step in the restructuring of the balance sheet that puts Call-Net in a strong position to compete and build value for all our stakeholders," said Bill Linton, Call-Net's President and Chief Executive Officer. "Combined with the ten-year branding and technology services agreement that will add to our product offerings, this investment expands and solidifies the business relationship between Call-Net and Sprint."

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. Call-Net Enterprises is listed on the Toronto Stock Exchange under the symbol FON for the common shares and FON.B for the non-voting Class B shares. For more information, visit the Company's web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

%SEDAR: 00004316EB

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For further information: Investors: John Laurie, Vice-President, Treasurer and Investor Relations, (416) 718-6245, John.Laurie@sprint-canada.com; Media: John Lute, Lute & Company, (416) 929-5883 x 222, jlute@luteco.com

CALL-NET ENTERPRISES INC. has 135 releases in this database.

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EXHIBIT 16

Press Release dated April 29, 2002

Call-Net Enterprises Inc. – Q1 Earnings Announcement – April 30, 2002

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CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Call-Net Enterprises Inc. - Q1 Earnings Announcement - April 30, 2002

TORONTO, April 29 /CNW/ - Notification of Q1 Earnings Announcement event:

Call-Net Enterprises Inc. (CN./TSE) (CN.B./TSE) (CNEBF/OTCBB)
Q1 Earnings Announcement
April 30, 2002, 1:00 PM ET

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

To listen to this event, please enter http://www.newswire.ca/webcast/pages/CallNet20020430/ in your web browser.

For a complete listing of upcoming and archived webcasts available through Canada NewsWire, please visit our events calendar at http://www.newswire.ca/webcast. The CNW's webcast of earnings calls is consistent with Toronto Stock Exchange (TSE) initiatives to broaden investor access through the use of new technology.

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For further information: Julie Altieri, (416) 718-6416, julie.altieri@sprint-canada.com

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EXHIBIT 17

Press Release dated April 30, 2002

Call-Net Reports First Quarter 2002 Results

CALL-NET ENTERPRISES INC.

CallNet

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Attention Business/Financial Editors:

Call-Net Reports First Quarter 2002 Results

Recapitalization Positions Call-Net for Growth

TORONTO, April 30 /CNW/ - Call-Net Enterprises Inc. (TSE: FON, FON.B; NASDAQ OTCBB: CNEZF) today announced its financial results for the quarter ending March 31, 2002.

"The first quarter was a strategic, operational and financial turning point in Call-Net's history," said Bill Linton, president and chief executive officer of Call-Net Enterprises. "We successfully recapitalized the Company reducing our debt by over $2 billion. We also successfully renegotiated a new comprehensive 10-year agreement with Sprint U.S. As a result Call-Net is now better positioned to succeed with the implementation of its "on-net" local service and data oriented revenue growth plan."

Call-Net's net loss for the quarter was $91.8 million ($1.01 loss per share) compared to a net loss of $185.9 million ($2.06 loss per share), in the first quarter of 2001. The primary reason for the improvement, was the significantly lower foreign exchange loss year over year on the Company's U.S. dollar denominated debt. The improvement in the foreign exchange loss was partially offset by a $25.0 million decline in earnings before interest, taxes, depreciation and amortization (EBITDA).

Revenue for the first quarter was $201.8 million compared to $263.1 million for the same period in 2001 and to $215.1 million in the previous quarter.

Year over year, both lower volume and pricing contributed to the $61.3 million or 23.3% decline in revenue. Call-Net's decisions to cancel its fixed price consumer long distance programs and to withdraw from certain unprofitable segments of the wholesale market were the primary reasons customer count and associated volumes declined. The bankruptcy of some wholesale customers and the transfer of certain wholesale customers' long distance minutes onto their own networks also contributed to the decline in long distance volumes since last year. Long distance pricing, while stable in the residential segment, declined by 20.1% year over year in the business segment because of intense price competition. A $7.6 million or 165% increase in local services revenue reflects the transition Call-Net is undertaking to replace its dependence on stand alone long distance customers with a bundled local, voice and high speed Internet offering.

Call-Net's revenue declined $13.3 million, or 6.2%, from the previous quarter. A reduction in non-recurring data revenue was a significant component of the decline. Pricing pressure on business long distance and recurring data services continued to be a factor, but the downward pressure on pricing this quarter was less evident than in the latter half of 2001. Similarly, while the decline in the number of stand-alone consumer long distance customers contributed to the drop in revenue, the amount of customer churn abated in the quarter. Furthermore, while Call-Net lost 18,000 long distance residential customers, it more importantly added 19,000 local bundled residential customers in the quarter. By quarter end, the expanded business sales force was also making significant progress with its customer acquisition initiatives. Consequently, Call-Net believes its revenue should increase, rather than decline, in the second half of the year.

EBITDA of $11.9 million in the first quarter of 2002 was down $25.0 million from $36.9 million in the first quarter of 2001. Lower revenue and a tighter gross margin, primarily resulting from aggressive price competition in the long distance and data services market, accounted for most of the decline. The $36.9 million decline in gross profit was partially offset by operating cost savings of $11.9 million associated with headcount reductions and other cost savings initiatives undertaken in 2001.

EBITDA declined from $20.6 million in the fourth quarter of 2001, to $11.9 million this quarter. Higher customer facing costs associated with the Company's revenue growth initiatives, increased bad debts and a one-time charge for the reassessment of previous years' capital taxes were the primary reasons for the decline. With the exception of the capital tax expense, management had expected EBITDA would decline in the first quarter as a result of the up-front costs associated with investing for revenue growth.

"Call-Net's financial results -- revenue, EBITDA and net loss per share -- should all improve for the remainder of the year. We began to reinvest in our growth engines, including our sales force, marketing and advertising, customer care and provisioning in the first quarter," said Bill Linton. "The associated revenue related to these increased expenditures should build throughout the year. By the end of the year we expect to have established a long term positive trend for both revenue and EBITDA."

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

<<

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	March 31, 2002	Dec. 31, 2001
		Restated (note 1)
ASSETS		
Cash and cash equivalents	190.6	15.5
Short-term investments	103.2	320.4
Accounts receivable (note 2)	110.6	133.7
Other current assets	58.4	59.4
Total current assets	462.8	529.0
Capital assets (note 3)	736.2	749.7
Other assets (note 4)	166.1	173.4
Total assets	1,365.1	1,452.1
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Accounts payable and accrued liabilities (note 5)	221.7	251.3
Future income tax liability	34.4	36.8
Long-term debt (note 6)	2,624.1	2,587.3
Contingencies (note 7)		
Shareholders' deficiency		
Capital Stock		
Common Shares, unlimited authorized	124.8	124.8
Class B Non-Voting Shares, unlimited authorized	863.5	863.5
Class C Non-Voting Shares, unlimited authorized	347.8	347.8
Deficit	(2,851.2)	(2,759.4)
Total shareholders' deficiency	(1,515.1)	(1,423.3)
Total liabilities and shareholders' deficiency	1,365.1	1,452.1

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(UNAUDITED)

(millions of Canadian dollars, except per share amounts)	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
		Restated (note 1)
Revenue	201.8	263.1
Carrier charges	116.8	141.2
Gross profit	85.0	121.9
Operating costs	73.1	85.0
Earnings before interest, taxes, depreciation and amortization	11.9	36.9
Depreciation and amortization	(41.8)	(57.7)
Interest on long-term debt	(60.3)	(54.7)
Interest and other income (expense)	(0.8)	6.4
Foreign exchange gain (loss)	(1.8)	(118.6)
Earnings (loss) before taxes	(92.8)	(187.7)
Income tax benefit (expense)	1.0	1.8
Net income (loss) for the period	(91.8)	(185.9)
Deficit, beginning of period	(2,759.4)	(1,234.7)
Deficit, end of period	(2,851.2)	(1,420.6)
Basic earnings (loss) per share (note 8)	(1.01)	(2.06)
Fully diluted earnings (loss) per share (note 8)	(1.01)	(2.06)

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(millions of Canadian dollars, except per share amounts)	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
		Restated (note 1)

OPERATING ACTIVITIES		
Net loss for the period	(91.8)	(185.9)
Add (deduct) operating items not requiring cash:		
Depreciation and amortization	41.8	57.7
Interest on long-term debt	35.7	34.7
Interest and other (income) expense	(0.2)	(11.4)
Foreign exchange (gain) loss	1.8	118.6
Future income taxes	(2.4)	(1.8)
Cash flow from operations before changes in non-cash working capital	(15.1)	11.9
Net change in non-cash working capital balances related to operations	(8.4)	(46.2)
Cash provided by (used in) operating activities	(23.5)	(34.3)
INVESTING ACTIVITIES		
Decrease in short-term investments	217.2	18.6
Acquisition of capital assets	(16.0)	(33.8)
Increase in deferred costs	(2.6)	-
Net proceeds on disposal of capital assets	-	15.5
Additional investment in NorthPoint Canada	-	1.9
Cash provided by (used in) investing activities	198.6	2.2
FINANCING ACTIVITIES		
Termination of cross-currency swaps	-	1.1
Cash provided by (used in) financing activities	-	1.1
Net increase (decrease) in cash and cash equivalents during the period	175.1	(31.0)
Cash and cash equivalents, beginning of period	15.5	299.9
Cash and cash equivalents, end of period	190.6	268.9

See accompanying notes

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements except for the following item:

Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants' Section 1650, "Foreign Currency Translations". The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy. The effect of this change resulted in an increase to net loss of $109.6 for the period ended March 31, 2001, a decrease to other assets and an increase to deficit of $156.2 as at December 31, 2001.

On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

The pro-forma disclosure of net income and earnings per share is required only for awards granted after the date of adoption. Since the Company has not granted any awards subsequent to January 1, 2002, pro-forma net income and earnings per share have not been presented.

Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' Section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company does not have any goodwill and determined that it has no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the financial statements.

Certain comparative financial statement balances have been restated to conform to the current year financial statement presentation.

2. ACCOUNTS RECEIVABLE

	March 31, 2002	December 31, 2001
Trade receivables	123.0	134.4
Other	4.9	18.2

Allowance for doubtful accounts	(17.3)	(18.9)
	110.6	133.7

3. CAPITAL ASSETS

	March 31, 2002			December 31, 2001 (Restated)		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Multiplex and telephone switch equipment	676.7	274.2	402.5	669.9	257.1	412.8
Fibre optic cable	184.9	55.7	129.2	186.0	53.6	132.4
Computer equipment and software	266.6	168.3	98.3	252.6	155.5	97.1
Buildings	13.9	1.6	12.3	13.9	1.5	12.4
Leasehold improvements	35.2	23.7	11.5	35.2	23.3	11.9
Furniture and fixtures	30.3	27.1	3.2	30.3	26.4	3.9
Land	0.6	-	0.6	0.6	-	0.6
Assets available for sale	103.6	25.0	78.6	103.6	25.0	78.6
	1,311.8	575.6	736.2	1,292.1	542.4	749.7

4. OTHER ASSETS

	March 31, 2002			December 31, 2001 (Restated)		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Customer list	200.0	96.5	103.5	200.0	90.5	109.5
Financing costs	53.6	18.1	35.5	53.6	16.8	36.8
Technology and product rights	44.7	37.0	7.7	44.7	35.9	8.8
Trademarks	14.9	12.3	2.6	14.9	11.9	3.0

Prepaid right of way	9.3	-	9.3	9.8	-	9.8
Deferred costs	7.0	-	7.0	5.0	-	5.0
Investment in Cybersurf Corp.	0.5	-	0.5	0.5	-	0.5
	330.0	163.9	166.1	328.5	155.1	173.4

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2002	December 31, 2001
Accrued liabilities and trade payables	62.6	88.0
Carrier payables	56.6	65.4
Right of way liability	39.8	39.9
Accrued interest	29.1	19.9
Payroll related liabilities	7.8	15.5
Other	25.8	22.6
	221.7	251.3

6. LONG-TERM DEBT

	Interest Rate	March 31, 2002	December 31, 2001
Senior Discount Notes due 2007	9.270%	422.1	412.5
Senior Notes due 2007	8.375%	100.0	100.0
Senior Discount Notes due 2008	8.940%	615.7	602.1
Senior Notes due 2008	8.000%	278.9	278.7
Senior Discount Notes due 2009	10.800%	490.3	477.3
Senior Notes due 2009	9.375%	717.1	716.7
		2,624.1	2,587.3

7. CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to the previously disclosed application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a "change in control agreement" with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. The Company intends to vigorously defend its interests at the appeal. The funds currently held in trust by Computershare are expected to remain in escrow until the appeal process is completed. In the event that the Company loses the appeal, it will no longer be entitled to some of the $30.0 held in trust in other current assets.

8. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the quarter have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares outstanding in the period (2002 - 90,590,993; 2001 - 90,448,775). Due to a loss for the period, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive in both 2002 and 2001.

9. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada.

Customer Segments

	Residential	Business	Corporate and other	Total
Three months ended March 31, 2002				
Long distance	34.8	95.9	-	130.7
Data	5.4	53.5	-	58.9
Local	8.5	3.7	-	12.2
Total revenues	48.7	153.1	-	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)
	30.8	128.8	(30.9)	128.7
Carrier costs				(116.8)
Earnings before interest, taxes, depreciation and amortization				11.9
Three months ended March 31, 2001				
Long distance	51.3	134.6	-	185.9
Data	8.0	64.6	-	72.6
Local	3.1	1.5	-	4.6
Total revenues	62.4	200.7	-	263.1
Operating costs	(18.6)	(35.0)	(31.4)	(85.0)

	43.8	165.7	(31.4)	178.1
Carrier costs				(141.2)
Earnings before interest, taxes, depreciation and amortization				36.9

10. SUBSEQUENT EVENTS

(a) On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company's $2.6 billion in principal amount of Senior Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Debt due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company. The Company's balance sheet as at April 1, 2002 will be prepared on a "fresh start" basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants' Section 1625, "Comprehensive Revaluation of Assets and Liabilities".

(b) On April 10, 2002, the Company and Sprint Corporation ("Sprint U.S.") executed an agreement (the "Sprint Agreement") that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement will be for a period of 10 years. The Sprint Agreement includes that Sprint U.S., or its affiliates, will provide various products and services. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint U.S. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

(c) On April 17, 2002, pursuant to the Plan of Arrangement, the Company completed a private placement of 1,191,987 Class B Non-Voting Shares for an aggregate purchase price of $25,000,000 to Sprint U.S. There are no selling fees or commissions payable and the funds received will be used for general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the quarter ended March 31, 2002 compared with the operating results for the quarter ended March 31, 2001 and December 31, 2001. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

OVERVIEW

In 2001 management established five key objectives to build a strong business base off of which to increase future enterprise value. These objectives were:

- Obtaining a consensual agreement with its noteholders and existing shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy;

- Improving on Call-Net's very important relationship with Sprint Corporation ("Sprint U.S") so that the Company would be able to extend and expand on its 1993 agreement before August of 2002;

- Developing a practical and realistic business strategy that was executable in the current economic and business environment and that was supported broadly within the Company;

- Moving significantly towards cash flow self sufficiency by further reducing its operating and capital expenditures to appropriate levels; and

- Obtaining fair regulatory relief so that Call-Net could compete on a level playing field over the long term in the Canadian Telecommunication markets.

As outlined in management's discussion and analysis to the December 31, 2001 financial statements, Call-Net made significant progress in respect of each of these objectives in 2001. The progress made in 2001 culminated with the announcement on February 20, 2002 of a comprehensive recapitalization plan. Simultaneously, Call-Net announced an agreement in principle with Sprint U.S. to enter a new 10-year branding and technology services agreement. Both of these transactions were completed on April 10, 2002 and should greatly assist Call-Net in executing its growth strategy.

Call-Net's growth strategy is based on focusing on the highest potential markets within targeted customer sets that align with the Company's most competitive products and services. Consequently, growth will be dependent first on building out the Company's local footprint by adding new co-locations in the urban switch centres of the incumbent telecom companies. Out of these co-locations Call-Net will sell both consumers and small to medium sized businesses a bundled local, long distance and DSL offering. The financial stability provided by the plan of arrangement was essential in executing this investment program. Similarly, in respect of its second growth initiative of fully and rapidly growing its data market penetration, it was essential that Call-Net have an expanded technology and service agreement with Sprint U.S.

First Quarter Strategic and Operational Highlights

Plan of Arrangement

The plan of arrangement constituted a comprehensive recapitalization, negotiated with Call-Net's major noteholders, and approved overwhelmingly on April 3, 2002 by noteholders, and shareholders, that reduced the Company's debt by over $2.0 billion on April 10, 2002. The newly created capital structure will provide a stronger financial base for the execution of the growth strategy.

Effective April 10, 2002, all of Call-Net's $2.6 billion of senior notes were exchanged for U.S. $377.0 million of new 10.625% senior secured debt due December 31, 2008, U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing shareholders of Call-Net retained 20% of the Company's equity.

The pro forma impact of the plan of arrangement is summarized below:

$ Millions	Pre-Transaction March 31, 2002	Plan of Arrangement Adjustments	Post-Transaction March 31, 2002(1)
	(in millions of Canadian dollars)		
ASSETS			
Cash and cash equivalents	190.6	(103.9)	86.7
Short-term investments	103.2		103.2
Accounts receivable	110.6		110.6
Other current assets	58.4	(2.0)	56.4
Total current assets	462.8	(105.9)	356.9
Capital assets	736.2		736.2
Other assets	166.1	(35.5)	130.6
Total assets	1,365.1	(141.4)	1,223.7
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			
Total current liabilities	221.7	(13.1)	208.6
Future tax liability	34.4		34.4
Long-term debt	2,624.1	(2,023.8)	600.3
Shareholders' equity (deficiency)	(1,515.1)	1,895.5	380.4
Total liabilities and shareholders' equity (deficiency)	1,365.1	(141.4)	1,223.7

(1) Prior to comprehensive revaluation of assets and liabilities pursuant to CICA Handbook Section 1625.

The arrangement represents a fresh start for Call-Net in more ways than one. Based on the substantial realignment of both equity and non-equity interests that has occurred, for Canadian GAAP purposes, the Company will undergo a comprehensive revaluation of its assets and liabilities in accordance with The Canadian Institute of Chartered Accountants' Section 1625 "Comparative Revaluation of Assets and Liabilities". Effective April 1, 2002, the Company will restate the value of its identifiable assets and liabilities to their fair values.

The arrangement substantially improved the capital structure of the Company by reducing the proportion of debt to levels acceptable to North American capital markets. The recapitalization should enhance the Company's ability to raise capital as necessary to execute its business plan. In addition to the benefit of capital markets access, the reduction in debt resulted in the Company's equity having intrinsic value. We believe this allows for the Company's equity to trade and be valued in a more appropriate manner than in the past year. Furthermore, the Company can now use equity options as a more meaningful mechanism to motivate and retain key employees. In addition, suppliers, and more importantly customers, should be more comfortable dealing with a company whose financial situation and long term prospects are more certain. Consequently, Call-Net believes that over time the recapitalization will assist in improving operating results.

Immediate benefits of the recapitalization include an estimated $44 million reduction in quarterly interest expense from $60.3 million in the first quarter of 2002 to approximately $16 million in the second quarter. Cash interest payments for 2002 will be approximately $32 million lower as a result of the recapitalization and over the next four years cash interest payments will be reduced by an estimated $485 million. Furthermore, the reduction of the U.S$ denominated debt will considerably reduce Call-Net's exposure to foreign exchange fluctuations. The impact of a 1% fluctuation in rates will now result in a $6 million gain or loss compared to the previous $26 million amount.

The following table shows the effect of the plan of arrangement and the Sprint U.S. investment on the Company's consolidated capital structure:

	March 31, 2002	Pro Forma After Arrange-ment(1)
	($ in millions, except ratios)	
Long-term debt	2,624.1	600.3
Shareholders' equity (deficiency)	(1,515.1)	380.4
Total capitalization	1,109.0	980.7
Ratios		
Debt/Equity	Not meaningful	1.58
Debt as a percentage of total capitalization	236.6%	61.2%

(1) Prior to comprehensive revaluation of assets and liabilities pursuant to CICA Handbook Section 1625.

New 10-year Sprint U.S. Agreement

The new 10-year agreement, signed on April 10, 2002, will broaden and deepen the relationship between Sprint U.S. and Call-Net. The agreement gives Call-Net access to the brand, technology and know how required to offer the full suite of Sprint U.S.'s existing and future wireline services. Additionally, it gives Call-Net the ability to expand its interconnection with Sprint U.S.'s networks, participate in joint selling activities to North

American customers, and where practical, to leverage Sprint U.S.'s purchasing agreements. Under the agreement, Sprint U.S. will receive a 2.5% royalty on substantially all of Call-Net's revenue for the first five years and a 2.0% royalty thereafter. The new commercial agreement also provides that Sprint U.S. will be issued one new preferred share, which carries with it the right to appoint two members to the Board of Directors.

In addition on April 17, 2002, Sprint U.S. invested $25.0 million for a 5% interest in new Call-Net equity. Sprint U.S. is free to trade its equity in Call-Net and is subject to the same conditions as any other investor in the Company.

Obtain Fair Regulatory Relief

The final element of Call-Net's plan to develop a viable and valuable company is to obtain further equitable regulatory relief. Along with the rest of the industry, Call-Net is currently waiting for the decision related to the price cap hearings held in October and November of 2001. This decision, now expected on or before May 31, will determine how much the Company will have to pay for a wide variety of services from the incumbents over at least the next four to five years. Call-Net's submission to the CRTC argued that the amount it pays to the incumbent telcos, estimated at $240 million for this year, is excessive and counter to the CRTC's mandate to foster long-term telecommunications competition in Canada.

While the CRTC is still considering the Company's submission, and those from other interested parties, Call-Net believes that the decision will be aligned with the CRTC'S pro-competition mandate and that the preponderance of evidence supports the need for significant relief for all the alternative carriers. While Call-Net cannot predict what the CRTC decision will be, it believes that it is reasonably likely that the level of relief will significantly improve operating results in 2002 and beyond. In fact, Call-Net hopes the CRTC may recognize that a substantial reduction is fair, reasonable and needed to enhance the long-term viability of alternative carriers in Canada. Call-Net's business plan is highly sensitive to the price cap decision. Therefore if the decision is materially different than expected management may determine modifications to its current strategy are necessary.

Operational Accomplishments

In the first quarter, Call-Net was pleased with its operational progress in support of its growth plan. In the consumer group, three new long distance programs were successfully launched to mitigate the high churn rate the Company has been experiencing in this market segment. In addition, the consumer group's expanded local marketing effort resulted in a 19,100 increase in local lines to 73,700 local lines at March 31, 2002. At March 31, Call-Net had also received orders for 15,000 additional local lines. During the quarter, the technology group completed the programming associated with a new operating support system (OSS). Completing this project required an enormous effort by a large number of people in Call-Net's IT group who worked around the clock for many weeks. As a result, the Company now has an OSS that should allow it to continue accelerating its residential and business local initiatives. The business group actively recruited and trained over 30 new sales and sales support personnel, focused primarily on expanding our share of the small and medium size business market and commercializing the release of the Sprint E/Solutions product line. In March, this group of individuals helped to increase new sales bookings to the highest monthly level in over fifteen months.

Operating Results

As the recapitalization of Call-Net was not completed until April 10, 2002, all results are calculated and described on the basis that no recapitalization had occurred.

Highlights

Call-Net's first quarter revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") was at the lower end of the range established for the first quarter. However, management views the results as acceptable based on the high level of competition currently prevalent in the market place, the increased costs incurred in the quarter to position the Company for future growth and the unbudgeted expense associated with a capital tax reassessment. Furthermore, the Company is very satisfied with strategic progress made in the first quarter towards the creation of a viable and valuable company. Call-Net remains confident that an equitable and beneficial new price cap regime will be announced in May. If the new tariffs provide the level of relief expected, Call-Net should be positioned to grow its share of revenue in the Canadian telecom market place. An unfavourable ruling would require Call-Net to rethink its current investment program in support of its growth initiatives.

Call-Net's first quarter net loss was $91.8 million, or $1.01 per share. The loss per share was lower than the $1.09 loss per share in the fourth quarter of 2001, and compared favourably to the $2.06 loss per share in the first quarter of 2001. The improvement from the first quarter of 2001 relates primarily to the $116.8 million lower foreign exchange loss in 2002 on the translation of the Company's U.S. dollar denominated debt and $15.9 million lower amortization expensed in the first quarter of 2002. These improvements were partially offset by lower EBITDA in the first quarter of 2002.

In the first quarter EBITDA was $11.9 million compared to $36.9 million in the prior year. This year over year $25.0 million decline related primarily to the lower revenue and the lower gross margin achieved this year due in large part to aggressive price competition in the marketplace. Call-Net's cost containment programs could not fully offset the decline in revenue and margin. The declines in revenue, gross margin and operating expenses are discussed in detail below.

Compared to the fourth quarter of 2001, Call-Net's EBITDA in the first quarter, declined $8.7 million from $20.6 million. A $13.3 million decrease in revenue and a $9.3 million increase in operating costs were partially offset by a $13.9 million decrease in carrier charges.

Revenue

For the quarter ended March 31 2002, Call-Net's revenue was $201.8 million compared to $263.1 for the same period in 2001, a decrease of 23.3%. This decline is analysed below by revenue segment.

Revenue Analysis:

($ Millions)	Three Months Ended		
	March 31, 2002	March 31, 2001	Dec. 31, 2001
Business			
Long distance	95.9	134.6	99.8
Data	53.5	64.6	63.1
Local	3.7	1.5	2.9
Business total	153.1	200.7	165.8
Residential			

Long distance	34.8	51.3	36.5
Data	5.4	8.0	6.0
Local	8.5	3.1	6.8
Residential total	48.7	62.4	49.3
Total	201.8	263.1	215.1

($ Millions)	Variance from Prior Year		Variance from Preceding Quarter	
	$	%	$	%
Business				
Long distance	(38.7)	(28.8)%	(3.9)	(3.9)%
Data	(11.1)	(17.2)%	(9.6)	(15.2)%
Local	2.2	146.7%	0.8	27.6%
Business total	(47.6)	(23.7)%	(12.7)	(7.7)%
Residential				
Long distance	(16.5)	(32.2)%	(1.7)	(4.7)%
Data	(2.6)	(32.5)%	(0.6)	(10.0)%
Local	5.4	174.2%	1.7	25.0%
Residential total	(13.7)	(22.0)%	(0.6)	(1.2)%
Total	(61.3)	(23.3)%	(13.3)	(6.2)%

>>

Call-Net expects the pattern of significant revenue decline compared to the prior year should abate after this quarter. While management believes the revenue in the second quarter of 2002 will remain below last year's $227.2 million, the decline will be much less significant in percentage and absolute terms primarily for two reasons. First, Call-Net's local service revenue will begin to generate a larger year over year improvement as the Company accelerates its customer acquisition program. Second, Call-Net's expanded business sales force is expected to begin producing stronger business revenue in the second quarter and as the year progresses.

Call-Net's revenue growth is being supported by the capital being invested in expanding its co-location footprint. Call-Net began to offer local service to business and residential customers in Ottawa in March and intends to install co-locations in a number of Quebec City and Edmonton switch centres in the second quarter. In the first quarter, Call-Net opened 8 co-locations of the 40 it intends to have operational by July 31, 2002. By March 31, Call-Net had also substantially completed the installation of ADSL equipment in 50 co-locations. By mid-April the installation was completed in all 50 sites and beta testing had begun.

Revenue from business customers

Call-Net's revenue from business customers decreased by 23.7% to $153.1 million from $200.7 million in the first quarter of 2001. Of the $47.6 million decline, $38.7 million was a result of lower long distance revenue. Data revenue also declined $11.1 million, while local revenue increased by $2.2 million.

First quarter 2002 versus first quarter 2001

Declines in pricing and volume both contributed to the lower long distance revenue. Long distance minute volume declined by 10.8 % and accounted for $14.5 million of the reduction while a 20.1% reduction in average revenue per long distance minute (price) accounted for $24.2 million of the decline. The volume decline was primarily the result management's decision to tighten credit and gross margin requirements. The bankruptcy of a large number of wholesale customers, and the continued effect of industry consolidation which resulted in certain wholesale customers transferring long distance minutes onto their own networks, also contributed to the decline in volume. A high level of competitive activity in 2001 resulted in the continued erosion in long distance pricing.

First quarter 2002 versus fourth quarter 2001

Revenue from business customers in the first quarter compared to the fourth quarter of 2001, decreased by $12.7 million to $153.1 million from $165.8 million. Of this decline, $9.6 million related to lower data revenue resulting from aggressive price competition in the marketplace, customers lost to bankruptcy, technology replacement of frame relay and private line customers and lower quarter over quarter non-recurring data revenue. Only $3.9 million of the decline related to lower long distance revenue as pricing pressure abated somewhat. A $0.8 million increase in local service revenue, as Call-Net continued to expand this segment of its business, partially offset the data and long distance revenue declines.

Call-Net expects its larger sales force, expanded local footprint, enhanced data offering, joint account selling program with Sprint U.S., and stronger financial position will all contribute to quarterly revenue growth for the remainder of 2002. Already this year, the Company has announced the commercial availability of Dedicated Internet Services Level Agreements, Burstable T3 and OC3 Internet Services, Site to Site IP-VPN capability and E10, E100, and ADSL access to the Internet and ATM backbone. Local revenue increased by 27.6% in the first quarter of 2002 to $3.7 million from $2.9 million in the fourth quarter of 2001. At March 31, Call-Net supplied over 19,700 local lines, including primary rate interfaces (PRI), to business customers. To date, local service has been sold predominantly to consumers, but as the ADSL offering is rolled out, management expects more small and medium size business customers will recognize the benefit of the local bundled offering. Call-Net also expects data revenue will also begin to ramp up later in the year as it will be marketing a much broader product offering as a result of the new Sprint U.S. agreement.

Call-Net believes there is a risk that its revenue from business customers could continue to erode if the very high level of price competition experienced in 2001 returns to the marketplace. To mitigate this risk, Call-Net intends to introduce a number of new data product sets in 2002 and a bundled local offering. Call-Net also intends to continue to expand its sales force by up to 10 to 15 new sales representatives beyond the 35 hired this quarter. Most of these individuals will concentrate on the small and medium business customer, while a smaller group focuses on E|Solutions. Call-Net is pleased that the sales bookings year to date have exceeded expectations. The Company will begin to realize the benefit of these efforts from a revenue perspective through the balance of the year.

Revenue from residential customers

First quarter 2002 versus first quarter 2001

Call-Net's revenue from residential customers declined by $13.7 million or 22.0% to $48.7 million from $62.4 million in the first quarter of 2001. A $16.5 million and $2.6 million decline in long distance and data revenue respectively, were partially offset by a $5.4 million increase in local services revenue. At March 31, 2002 Call-Net had 465,000 long distance consumer customers compared to 631,000 a year earlier. This 166,000 decline in long distance consumer customers, accounted for $17.4 million of the year over year revenue shortfall. A small increase in the average revenue per minute provided a $0.9 million lift in long distance revenue. The year over year reduction in customer count was primarily a result of Call-Net's decision to terminate its fixed price long distance offering. Call-Net also believes its reduced advertising budget hurt its acquisition and retention of customers. However, the rate of customer loss decelerated towards the end of 2001 and in the first quarter of 2002, Call-Net lost only 18,000 net long distance customers compared to 42,000 customers in the final quarter of 2001. Call-Net believes it lowered the churn rate by increasing its advertising expenditures and by introducing three new very successful long distance voice products.

Residential data revenue dropped by $2.6 million to $5.4 million from $8.0 million in the first quarter of 2001. Customers primarily moving to competitors high-speed cable or ADSL offerings drove this 32.5% decline in data revenue. Since the first quarter of 2001, dial-up Internet customers have decreased by nearly 36,000 to 85,700. Call-Net expects its revenue from Internet customers will continue to erode until it launches its own ADSL high-speed offering. Call-Net's plans to have ADSL available in 94 co-locations by August 2002 and expects to have up to 10,000 ADSL residential and SOHO customers by the end of 2002.

Local service revenue was up 174.2% year over year to $8.5 million in the first quarter of 2002. Call-Net ended the first quarter with over 73,700 local residential lines in service compared to 25,500 at March 31, 2001. In the first quarter of 2002, Call-Net added 19,100 net local residential lines. At March 31, Call-Net had orders to supply 15,000 additional local lines. Call-Net expects it will service almost 200,000 local residential and business lines by the end of 2002. The Company intends to reach this total by offering competitively priced bundles in Canada's major urban centres, which will include Quebec City, Ottawa and Edmonton by the end of July. Call-Net is marketing its local services using a combination of telemarketing and targeted newspaper and radio advertisements.

First quarter 2002 versus fourth quarter 2001

Revenue from residential customers this quarter decreased by only $0.6 million compared to the fourth quarter of 2001. A $1.7 million drop in long distance revenue and a $0.6 million decrease in data revenue was largely offset by a $1.7 million increase in local revenue. For the remainder of 2002, Call-Net expects its residential revenue will grow as result of the local initiative and new long distance packages more than offsetting customer churn. In the second quarter, Call-Net will also begin selling a high speed ADSL internet service which will help grow residential data revenue and offset the revenue lost when current dial up customers switch to competitors' high speed offerings.

Call-Net is at risk in the residential long distance market that customers will continue to leave to traditional competitors or to other new technological offerings. Call-Net intends to mitigate these risks by marketing its bundled local service offering out of an expanded number of co-locations in Montreal, Toronto, Calgary and Vancouver. Call-Net's objective is to increase its local lines in service from the 72,000 at March 31, 2002 to almost 200,000 by the end of 2002. Call-Net believes its efforts to date in offering bundled local service has slowed the rate of customer loss and that it will begin to experience residential customer and revenue growth in the second quarter.

Carrier Charges and Gross Profit

Carrier charges decreased from $141.2 million in the first quarter of 2001 to $116.8 million in the first quarter of 2002. Gross profit as a percentage of revenue declined from 46.3% in the first quarter of 2001 to 42.1% in the first quarter of 2002. The decrease in gross profit as a percentage of revenue was primarily due to two factors:

- price competition in both the data services and long distance markets which drove revenue per unit for data and per minute for long distance steadily lower over the past year, and

- the inability to drive a similar amount of costs out of the Company's inherently fixed cost operating network infrastructure.

Carrier charges decreased by $13.9 million from $130.7 million in the fourth quarter of 2001. Gross margin improved from 39.2% in the fourth quarter of 2001 to 42.1% in the first quarter of 2002. In the fourth quarter of 2001, charges for settling a number of long-standing disputes impacted the margin unfavourably. Adding back this charge, Call-Net's gross margin in the fourth quarter would have been 43.2%. With increased revenue expected in the second quarter of 2002, Call-Net believes, before any price cap relief, its gross margin should move back above 43%.

As noted in the Overview section, the entire industry is awaiting the price cap decision from the CRTC. Call-Net expects a favourable decision; however, there can be no assurance Call-Net's expectation will be met. Therefore it is exceedingly difficult for Call-Net to predict with any accuracy its carrier costs for the remainder of 2002. Call-Net remains optimistic that the CRTC accepted its position that significant relief is necessary to sustain long-term competition in Canada. Accordingly, Call-Net believes it is reasonably likely it will receive at least significant and possibly substantial relief on its 2002 estimated price cap related costs of $240 million.

Operating Costs

Operating costs declined by $11.9 million to $73.1 million in the first quarter from $85.0 million in the first quarter of 2001, a 14.0% decrease. Savings in staff costs, lower advertising and marketing expenses as well as reduced administrative costs all contributed to this significant decline in operating costs.

However, in the first quarter Call-Net began investing in growing revenue in 2002. The Company incurred an additional $4.5 million of costs compared to the prior quarter for increased advertising and marketing, an expanded sales force and additional customer support and provisioning. Call-Net also booked a $3.0 million expense associated with a provincial capital tax reassessment received in March for previous taxation years. The amount expensed should be adequate to deal with all disallowed investment allowance claims for the 1996 through 2000 taxation years.

Call-Net's bad debt expense also increased $2.8 million quarter over quarter. While the Company's bad debt experience improved in the fourth quarter of 2001, this improvement could not be sustained in the first quarter due to a further series of companies seeking court protection from creditors.

Call-Net expects operating expenses will increase modestly in the second quarter, as the costs associated with sales and marketing, customer care, and provisioning, will continue to rise in support of the Company's growth plan. In addition, the amended Sprint agreement royalty will increase operating costs by 2.5% of revenue. Consequently, Call-Net expects its operating expenses, as a percentage of revenue, will rise to between 37% and 39% as revenue growth is expected to lag higher customer facing costs. As revenue grows in the second half of the year, Call-Net expects its operating costs will dip back to between 34% and 36% of revenue.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by most investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

EBITDA of $11.9 million in the first quarter of 2002 was down $25.0 million from $36.9 million in the first quarter of 2001. Lower revenue and a tighter gross margin primarily resulting from aggressive price competition in the long distance and data services market accounted for most of the decline. Year over year operating cost savings of $11.9 compared to the same period last year only partially offset the $36.9 million lower gross profit.

EBITDA declined from $20.6 million in the fourth quarter of 2001, to $11.9 million this quarter. Lower revenue, as a result of pricing pressure and higher operating costs associated with the Company's revenue growth initiatives and a one-time charge for capital taxes were the primary reason for the decline. With the exception of the capital tax reassessment expense management largely expected the decline in EBITDA in the first quarter. Call-Net expects its EBITDA will improve quarter by quarter for the duration of 2002. Call-Net is maintaining its range of EBITDA guidance for this year at between $110 million and $150 million assuming an equitable price cap decision from the CRTC. However, based on the first quarter EBITDA performance Call-Net believes its EBITDA will more likely be in the lower half of the range.

Depreciation and Amortization

Depreciation and amortization decreased by 27.6% to $41.8 million this quarter from $57.7 million in the first quarter of 2001 primarily because of the writedown of goodwill at the end of the third quarter of 2001. Depreciation of $33.2 million was in line with last year's $34.9 million. Depreciation is expected to continue to track somewhat below last year as Call-Net only plans to invest approximately $100 million in 2002. Consequently, although Call-Net is significantly growing out its local footprint and will be providing an ADSL offering in 94 co-locations by August, its capital asset base will not be growing.

Interest on Long-Term Debt

In the first quarter of 2002, interest on long-term debt increased by $5.6 million to $60.3 million from $54.7 million in the same period of 2001. This 10.2% increase is the result of the accretion of interest expense on the senior discount notes as well as the depreciation of the Canadian dollar against the U.S. dollar since the first quarter of 2001.

Call-Net's interest expense will decline by more than $44 million to approximately $16 million in the second quarter of 2002 as a result of the plan of arrangement reducing the Company's debt by over $2 billion to approximately $600 million.

Interest and Other Income (Expense)

Call-Net's interest and other income (expense) for the first quarter decreased from income of $6.4 million in 2001 to an expense of $0.8 million in 2002. In the first quarter of 2001 Call-Net recorded a $2.0 million gain on the termination of a cross currency swap agreement. In addition, interest income from the Company's short-term investment portfolio declined by $4.1 million year over year as the portfolio's size declined by approximately $75 million and short-term interest rates fell to less than 2%. Call-Net's short-term investment portfolio was reduced by a further $116 million as a result of the payment to noteholders on April 10, 2002 under the plan of arrangement. Accordingly, based on the current very low interest rate environment, future quarterly interest income is expected to be somewhat less than $1 million for the remainder of the year.

Foreign Exchange Gain (Loss)

Call-Net's foreign exchange loss for the first quarter of $1.8 million was substantially lower than the loss of $118.6 million in the first and significantly below the loss of $21.6 million in the fourth quarter of 2001. These losses were associated with the marking of the Company's U.S. dollar debt to market. A 5% decline in the value of the Canadian dollar in the first quarter of 2001 and a decline of nearly 1% in the fourth quarter of 2001 resulted in large foreign exchange losses on the Company's $1.6 billion of U.S. dollar denominated debt. This quarter, as the Canada-U.S. exchange rate was relatively stable, the expense was nominal. As a result of the plan of arrangement, the Company's U.S. dollar denominated debt has declined by more than 75%. Therefore the magnitude of any future foreign exchange gains and losses will be proportionately smaller on any appreciation or depreciation in the value of the Canadian dollar. In addition, Call-Net is considering the appropriateness of hedging a portion or all of the U.S. $377.0 million senior secured notes issued under the plan of arrangement.

Income Taxes Benefit

Income taxes benefit declined from $1.8 million in the first quarter of 2001 to $1.0 million in the current year. The decline from the prior quarter of $2.8 million was primarily due to a $4.0 million adjustment to the tax rate at which the future tax liability was valued due to changes in the enacted tax rates in 2001.

Net Income (Loss)

Call-Net's net loss for the first quarter of 2001 was $185.9 million compared to $91.8 million in 2002, a $94.1 million improvement from the prior year. As discussed, the primary reason for the improvement, was the significantly lower foreign exchange loss year over year. The improvement in the foreign exchange loss was partially offset by a $25.0 million decline in EBITDA.

Call-Net's net loss for this year will be reduced as a result of the plan of arrangement lowering the Company's interest expense by approximately $44 million in each of the remaining quarters. In addition, improved profitability and lower amortization should both also help reduce the Company's net loss for the remainder of the year.

Liquidity and Capital Resources

At March 31, 2002, Call-Net's current assets were $462.8 million and its current liabilities were $221.7 million. Net working capital at $241.1 million was $35.5 million less than the $276.6 million at March 31, 2001. Cash, cash equivalents and short-term investments at March 31, 2002 totalled $293.8 million compared to $369.5 million at March 31, 2001. At March 31, 2002, substantially all of the funds were invested in liquid, highly rated Canadian dollar denominated securities.

The $293.8 million of liquid financial assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its business plan for 2002, including the $116 million payment made on April 10, 2002 to noteholders under the plan of arrangement.

With the exception of cash collateralized letters of credit, Call-Net had no operational bank lines at March 31, 2002.

At March 31, 2002, the Company had $2,624.1 million of long-term debt. On April 10, 2002, all of this debt was extinguished under the plan of arrangement, while the Company issued a new U.S. $377.0 million 10.625% senior secured note maturing December 31, 2008. Based on exchange rates at April 10th, this new U.S. dollar denominated debt translated into approximately $600 million, a reduction of over $2 billion.

Based on the reduction of debt, its projected capital investment program and cash flow from operations, Call-Net believes its post plan of arrangement pro forma liquid financial resources of $189.9 million are sufficient to carry out its business plan for 2002 without raising additional capital. Call-Net also believes, after having completed the plan of arrangement, it is better positioned to raise capital as necessary to fund internal growth or growth by acquisition.

Cash Flow from Operating Activities

In the first quarter of 2002, Call-Net's operating activities, before changes in non-cash working capital, used $15.1 million of cash compared to providing $11.9 million of cash in 2001. Lower cash operating profitability, as discussed under the heading EBITDA, accounted for most of the $27.0 million decline.

Non-cash working capital usage of $8.4 million in the first quarter of 2002 was much lower than the $46.2 million in the first quarter of 2001. Higher payments to carriers and for staff performance and retention bonuses in 2001 substantially accounted for the higher working capital usage in the previous year.

Call-Net expects its operating activities will use a similar amount of cash in the second quarter. However, Call-Net also expects operating activities should begin providing rather than using cash by the third quarter of this year.

Cash Flow from Investing Activities

Investment activities provided $198.6 million of cash in the first quarter of 2002 compared to $2.2 million in 2001. Adjusting for the year over year decrease in short-term investments of $198.6 million, Call-Net's net use of $18.6 million for long-term investment activities was comparable to the $16.4 million in the previous year. Acquisition of capital assets at $16.0 million, was $17.8 million lower than in the prior year reflecting the continued emphasis on limiting spending to projects with low risks and quick paybacks. The prior year's cash flow benefited from net proceeds of $15.5 million from the disposal of capital assets. No capital assets were disposed of in the first quarter of 2002.

At March 31, 2002, Call-Net held $78.6 million of dark fibre available for sale. Call-Net has reviewed the value of its assets held for resale and believes the net realizable value equals or exceeds the book amount. However, as the market has been illiquid for some time there is a risk that the amount, when and if realized, could be less than the Company's carrying value.

In 2002, Call-Net expects to invest between $80 and $120 million in capital assets. The investment program is focused on co-locating in 40 central offices of the incumbent telcos by July and on adding ADSL equipment in 94 of its co-location sites by August.

Cash Flow from Financing Activities

In 2001, Call-Net's financing activities generated $1.1 million of cash on the termination of its last cross-currency swap agreement.

Summary & Outlook

Call-Net's first quarter financial results were slightly below plan. Call-Net had not anticipated that heightened competitive activity and weaker economic activity would erode data pricing as much as it did. The Company was also hurt by the bad debt expense associated with the bankruptcy of another major wholesale customer and the reassessment of capital taxes dating back to 1996. As EBITDA was at the lower end of the range anticipated for the first quarter, Call-Net now believes its EBITDA will more likely be in the lower half of the $110 to $150 million range it previously provided as guidance for this year. Call-Net cautions readers that its EBITDA guidance includes its forward-looking expectation as to the level of relief the Company will receive under the price cap decision. The actual relief Call-Net receives could be materially different from management's expectation.

Call-Net was very satisfied with the progress it made on strategic and operating initiatives in the first quarter. In particular, the announcements of the plan of arrangement and the new 10-year Sprint U.S. agreements were important and gratifying. The Company was also pleased with its substantial progress in acquiring 19,100 new local customers and lowering the churn on long distance customers with the introduction of three new successful long distance packages. The business sales force also made significant progress in acquiring new local, voice and data customers. Call-Net expanded its local footprint by adding eight of the 40 new co-locations planned to be operational by July. By March 31, it had also almost completed the first phase of installing ADSL in 50 co-locations. In the first quarter, Call-Net began using a new operating support system. This system when fully operational will greatly improve on the efficiency of provisioning new local and ADSL customers. An improved rate of acquisition, larger local footprint and better provisioning in both the residential and business markets bodes well for our expectation of higher sales and operating profits for the remainder of the year.

%SEDAR: 00004316EB

-30-

For further information: John Laurie, Vice President, Treasurer and Investor Relations, (416) 718-6245, jlaurie@sprint-canada.com

EXHIBIT 18

Call-Net's financial statements and interim management discussion and analysis for the three months ending March 31, 2002

CALL-NET ENTERPRISES INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	March 31, 2002	Dec. 31, 2001 Restated [note 1]
ASSETS		
Cash and cash equivalents	**190.6**	15.5
Short-term investments	**103.2**	320.4
Accounts receivable *[note 2]*	**110.6**	133.7
Other current assets	**58.4**	59.4
Total current assets	**462.8**	529.0
Capital assets *[note 3]*	**736.2**	749.7
Other assets *[note 4]*	**166.1**	173.4
Total assets	**1,365.1**	1,452.1
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Accounts payable and accrued liabilities *[note 5]*	**221.7**	251.3
Future income tax liability	**34.4**	36.8
Long-term debt *[note 6]*	**2,624.1**	2,587.3
Contingencies *[note 7]*		
Shareholders' deficiency		
Capital Stock		
Common Shares, unlimited authorized	**124.8**	124.8
Class B Non-Voting Shares, unlimited authorized	**863.5**	863.5
Class C Non-Voting Shares, unlimited authorized	**347.8**	347.8
Deficit	**(2,851.2)**	(2,759.4)
Total shareholders' deficiency	**(1,515.1)**	(1,423.3)
Total liabilities and shareholders' deficiency	**1,365.1**	1,452.1

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months Ended	
(millions of Canadian dollars, except per share amounts)	**March 31, 2002**	March 31, 2001
		Restated *[note 1]*
Revenue	**201.8**	263.1
Carrier charges	**116.8**	141.2
Gross profit	**85.0**	121.9
Operating costs	**73.1**	85.0
Earnings before interest, taxes, depreciation and amortization	**11.9**	36.9
Depreciation and amortization	**(41.8)**	(57.7)
Interest on long-term debt	**(60.3)**	(54.7)
Interest and other income (expense)	**(0.8)**	6.4
Foreign exchange gain (loss)	**(1.8)**	(118.6)
Earnings (loss) before taxes	**(92.8)**	(187.7)
Income tax benefit (expense)	**1.0**	1.8
Net income (loss) for the period	**(91.8)**	(185.9)
Deficit, beginning of period	**(2,759.4)**	(1,234.7)
Deficit, end of period	**(2,851.2)**	(1,420.6)
Basic earnings (loss) per share *[note 8]*	**(1.01)**	(2.06)
Fully diluted earnings (loss) per share *[note 8]*	**(1.01)**	(2.06)

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended	
(millions of Canadian dollars, except per share amounts)	**March 31, 2002**	March 31, 2001
		Restated *[note 1]*
OPERATING ACTIVITIES		
Net loss for the period	**(91.8)**	(185.9)
Add (deduct) operating items not requiring cash:		
Depreciation and amortization	**41.8**	57.7
Interest on long-term debt	**35.7**	34.7
Interest and other (income) expense	**(0.2)**	(11.4)
Foreign exchange (gain) loss	**1.8**	118.6
Future income taxes	**(2.4)**	(1.8)
Cash flow from operations before changes in non-cash working capital	**(15.1)**	11.9
Net change in non-cash working capital balances related to operations	**(8.4)**	(46.2)
Cash provided by (used in) operating activities	**(23.5)**	(34.3)
INVESTING ACTIVITIES		
Decrease in short-term investments	**217.2**	18.6
Acquisition of capital assets	**(16.0)**	(33.8)
Increase in deferred costs	**(2.6)**	-
Net proceeds on disposal of capital assets	**-**	15.5
Additional investment in NorthPoint Canada	**-**	1.9
Cash provided by (used in) investing activities	**198.6**	2.2
FINANCING ACTIVITIES		
Termination of cross-currency swaps	**-**	1.1
Cash provided by (used in) financing activities	**-**	1.1
Net increase (decrease) in cash and cash equivalents during the period	**175.1**	(31.0)
Cash and cash equivalents, beginning of period	**15.5**	299.9
Cash and cash equivalents, end of period	**190.6**	268.9

See accompanying notes

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ["Canadian GAAP"]. These policies and methods of applications are the same as the most recent annual statements except for the following item:

> Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants' Section 1650, "Foreign Currency Translations". The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy. The effect of this change resulted in an increase to net loss of $109.6 for the period ended March 31, 2001, a decrease to other assets and an increase to deficit of $156.2 as at December 31, 2001.
>
> On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.
>
> Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.
>
> The pro-forma disclosure of net income and earnings per share is required only for awards granted after the date of adoption. Since the Company has not granted any awards subsequent to January 1, 2002, pro-forma net income and earnings per share have not been presented.
>
> Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' Section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company does not have any goodwill and determined that it has no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the financial statements.

Certain comparative financial statement balances have been restated to conform to the current year financial statement presentation.

(millions of Canadian dollars, unless otherwise indicated)

2. ACCOUNTS RECEIVABLE

	March 31, 2002	December 31, 2001
Trade receivables	**123.0**	134.4
Other	**4.9**	18.2
Allowance for doubtful accounts	**(17.3)**	(18.9)
	110.6	133.7

3. CAPITAL ASSETS

	March 31, 2002			December 31, 2001		
	Cost	**Accumulated Depreciation and Amortization**	**Net Book Value**	Cost	(Restated) Accumulated Depreciation and Amortization	Net Book Value
Multiplex and telephone switch equipment	**676.7**	**275.2**	**402.5**	669.9	257.1	412.8
Fibre optic cable	**184.9**	**55.7**	**129.2**	186.0	53.6	132.4
Computer equipment and software	**266.6**	**8.3**	**98.3**	252.6	155.5	97.1
Buildings	**13.9**	**1.6**	**12.3**	13.9	1.5	12.4
Leasehold improvements	**35.2**	**23.7**	**11.5**	35.2	23.3	11.9
Furniture and fixtures	**30.3**	**27.1**	**3.2**	30.3	26.4	3.9
Land	**0.6**	**-**	**0.6**	0.6	-	0.6
Assets available for sale	**103.6**	**25.0**	**78.6**	103.6	25.0	78.6
	1,311.8	**575.6**	**736.2**	1,292.1	542.4	749.7

4. OTHER ASSETS

	March 31, 2002			December 31, 2001		
	Cost	**Accumulated Depreciation and Amortization**	**Net Book Value**	Cost	(Restated) Accumulated Depreciation and Amortization	Net Book Value
Customer list	**200.0**	**96.5**	**103.5**	200.0	90.5	109.5
Financing costs	**53.6**	**18.1**	**35.5**	53.6	16.8	36.8
Technology and product rights	**44.7**	**37.0**	**7.7**	44.7	35.9	8.8
Trademarks	**14.9**	**12.3**	**2.6**	14.9	11.9	3.0
Prepaid right of way	**9.3**	**-**	**9.3**	9.8	-	9.8
Deferred costs	**7.0**	**-**	**7.0**	5.0	-	5.0
Investment in Cybersurf Corp.	**0.5**	**-**	**0.5**	0.5	-	0.5
	330.0	**163.9**	**166.1**	328.5	155.1	173.4

(millions of Canadian dollars, unless otherwise indicated)

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2002	December 31, 2001
Accrued liabilities and trade payables	**62.6**	88.0
Carrier payables	**56.6**	65.4
Right of way liability	**39.8**	39.9
Accrued interest	**29.1**	19.9
Payroll related liabilities	**7.8**	15.5
Other	**25.8**	22.6
	221.7	251.3

6. LONG-TERM DEBT

	Interest Rate	**March 31, 2002**	December 31, 2001
Senior Discount Notes due 2007	9.270%	**422.1**	412.5
Senior Notes due 2007	8.375%	**100.0**	100.0
Senior Discount Notes due 2008	8.940%	**615.7**	602.1
Senior Notes due 2008	8.000%	**278.9**	278.7
Senior Discount Notes due 2009	10.800%	**490.3**	477.3
Senior Notes due 2009	9.375%	**717.1**	716.7
		2,624.1	2,587.3

7. CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to the previously disclosed application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a "change in control agreement" with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. The Company intends to vigorously defend its interests at the appeal. The funds currently held in trust by Computershare are expected to remain in escrow until the appeal process is completed. In the event that the Company loses the appeal, it will no longer be entitled to some of the $30.0 held in trust in other current assets.

8. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the quarter have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares outstanding in the period [2002 – 90,590,993; 2001 – 90,448,775]. Due to a loss for the period, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive in both 2002 and 2001.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

9. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada.

Customer Segments

	Residential	Business	Corporate and other	Total
Three months ended March 31, 2002				
Long distance	**34.8**	**95.9**	**-**	**130.7**
Data	**5.4**	**53.5**	**-**	**58.9**
Local	**8.5**	**3.7**	**-**	**12.2**
Total revenues	**48.7**	**153.1**	**-**	**201.8**
Operating costs	**(17.9)**	**(24.3)**	**(30.9)**	**(73.1)**
	30.8	**128.8**	**(30.9)**	**128.7**
Carrier costs				**(116.8)**
Earnings before interest, taxes, depreciation and amortization	**11.9**			

Customer Segments

Three months ended March 31, 2001	Residential	Business	Corporate and other	Total
Long distance	51.3	134.6	-	185.9
Data	8.0	64.6	-	72.6
Local	3.1	1.5	-	4.6
Total revenues	62.4	200.7	-	263.1
Operating costs	(18.6)	(35.0)	(31.4)	(85.0)
	43.8	165.7	(31.4)	178.1
Carrier costs				(141.2)
Earnings before interest, taxes, depreciation and amortization	36.9			

10. SUBSEQUENT EVENTS

(a) On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company's $2.6 billion in principal amount of Senior Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Debt due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company. The Company's balance sheet as at April 1, 2002 will be prepared on a "fresh start" basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants' Section 1625, "Comprehensive Revaluation of Assets and Liabilities".

(millions of Canadian dollars, unless otherwise indicated)

(b) On April 10, 2002, the Company and Sprint Corporation ("Sprint U.S.") executed an agreement (the "Sprint Agreement") that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement will be for a period of 10 years. The Sprint Agreement includes that Sprint U.S., or its affiliates, will provide various products and services. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint U.S. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

(c) On April 17, 2002, pursuant to the Plan of Arrangement, the Company completed a private placement of 1,191,987 Class B Non-Voting Shares for an aggregate purchase price of $25,000,000 to Sprint U.S. There are no selling fees or commissions payable and the funds received will be used for general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the quarter ended March 31, 2002 compared with the operating results for the quarter ended March 31, 2001 and December 31, 2001. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

Overview

In 2001 management established five key objectives to build a strong business base off of which to increase future enterprise value. These objectives were:

- Obtaining a consensual agreement with its noteholders and existing shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy;

- Improving on Call-Net's very important relationship with Sprint Corporation ("Sprint U.S") so that the Company would be able to extend and expand on its 1993 agreement before August of 2002;

- Developing a practical and realistic business strategy that was executable in the current economic and business environment and that was supported broadly within the Company;

- Moving significantly towards cash flow self sufficiency by further reducing its operating and capital expenditures to appropriate levels; and

- Obtaining fair regulatory relief so that Call-Net could compete on a level playing field over the long term in the Canadian Telecommunication markets.

As outlined in management's discussion and analysis to the December 31, 2001 financial statements, Call-Net made significant progress in respect of each of these objectives in 2001. The progress made in 2001 culminated with the announcement on February 20, 2002 of a comprehensive recapitalization plan. Simultaneously, Call-Net announced an agreement in principle with Sprint U.S. to enter a new 10-year branding and technology services agreement. Both of these transactions were completed on April 10, 2002 and should greatly assist Call-Net in executing its growth strategy.

Call-Net's growth strategy is based on focusing on the highest potential markets within targeted customer sets that align with the Company's most competitive products and services. Consequently, growth will be dependent first on building out the Company's local footprint by adding new co-locations in the urban switch centres of the incumbent telecom companies. Out of these co-locations Call-Net will sell both consumers and small to medium sized businesses a bundled local, long distance and DSL offering. The financial stability provided by the plan of arrangement was essential in executing this investment program. Similarly, in respect of its second growth initiative of fully and rapidly growing its data market penetration, it was essential that Call-Net have an expanded technology and service agreement with Sprint U.S.

First Quarter Strategic and Operational Highlights

Plan of Arrangement

The plan of arrangement constituted a comprehensive recapitalization, negotiated with Call-Net's major noteholders, and approved overwhelmingly on April 3, 2002 by noteholders, and shareholders, that reduced the Company's debt by over $2.0 billion on April 10, 2002. The newly created capital structure will provide a stronger financial base for the execution of the growth strategy.

Effective April 10, 2002, all of Call-Net's $2.6 billion of senior notes were exchanged for U.S. $377.0 million of new 10.625% senior secured debt due December 31, 2008, U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing shareholders of Call-Net retained 20% of the Company's equity.

The pro forma impact of the plan of arrangement is summarized below:

$ Millions	**Pre-Transaction March 31, 2002**	**Plan of Arrangement Adjustments**	**Post-Transaction March 31, 2002** [1]
	(in millions of Canadian dollars)		
ASSETS			
Cash and cash equivalents	190.6	(103.9)	86.7
Short-term investments	103.2		103.2
Accounts receivable	110.6		110.6
Other current assets	58.4	(2.0)	56.4
Total current assets	**462.8**	**(105.9)**	**356.9**
Capital assets	736.2		736.2
Other assets	166.1	(35.5)	130.6
Total assets	**1,365.1**	**(141.4)**	**1,223.7**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			
Total current liabilities	221.7	(13.1)	208.6
Future tax liability	34.4		34.4
Long-term debt	2,624.1	(2,023.8)	600.3
Shareholders' equity (deficiency)	(1,515.1)	1,895.5	380.4
Total liabilities and shareholders' equity (deficiency)	**1,365.1**	**(141.4)**	**1,223.7**

[1] Prior to comprehensive revaluation of assets and liabilities pursuant to CICA Handbook Section 1625.

The arrangement represents a fresh start for Call-Net in more ways than one. Based on the substantial realignment of both equity and non-equity interests that has occurred, for Canadian GAAP purposes, the Company will undergo a comprehensive revaluation of its assets and liabilities in accordance with The Canadian Institute of Chartered Accountants' Section 1625 "Comparative Revaluation of Assets and Liabilities". Effective April 1, 2002, the Company will restate the value of its identifiable assets and liabilities to their fair values.

The arrangement substantially improved the capital structure of the Company by reducing the proportion of debt to levels acceptable to North American capital markets. The recapitalization should enhance the Company's ability to raise capital as necessary to execute its business plan. In addition to the benefit of capital markets access, the reduction in debt resulted in the Company's equity having intrinsic value. We believe this allows for the Company's equity to trade and be valued in a more appropriate manner than in the past year. Furthermore, the Company can now use equity options as a more meaningful mechanism to motivate and retain key employees. In addition, suppliers, and more importantly customers, should be more comfortable dealing with a company whose financial situation and long term prospects are more certain. Consequently, Call-Net believes that over time the recapitalization will assist in improving operating results.

Immediate benefits of the recapitalization include an estimated $44 million reduction in quarterly interest expense from $60.3 million in the first quarter of 2002 to approximately $16 million in the second quarter. Cash interest payments for 2002 will be approximately $32 million lower as a result of the recapitalization and over the next four years cash interest payments will be reduced by an estimated $485 million. Furthermore, the reduction of the U.S$ denominated debt will considerably reduce Call-Net's exposure to foreign exchange fluctuations. The impact of a 1% fluctuation in rates will now result in a $6 million gain or loss compared to the previous $26 million amount.

The following table shows the effect of the plan of arrangement and the Sprint U.S. investment on the Company's consolidated capital structure:

	March 31, 2002	Pro Forma After Arrangement [1]
	($ in millions, except ratios)	
Long-term debt	2,624.1	600.3
Shareholders' equity (deficiency)	(1515.1)	380.4
Total capitalization	1,109.0	980.7
Ratios		
Debt/ Equity	Not meaningful	1.58
Debt as a percentage of total capitalization	236.6%	61.2%

[1] Prior to comprehensive revaluation of assets and liabilities pursuant to CICA Handbook Section 1625.

New 10-year Sprint U.S. Agreement

The new 10-year agreement, signed on April 10, 2002, will broaden and deepen the relationship between Sprint U.S. and Call-Net. The agreement gives Call-Net access to the brand, technology and know-how required to offer the full suite of Sprint U.S.'s existing and future wireline services. Additionally, it gives Call-Net the ability to expand its interconnection with Sprint U.S.'s networks, participate in joint selling activities to North American customers, and where practical, to leverage Sprint U.S.'s purchasing agreements. Under the agreement, Sprint U.S. will receive a 2.5% royalty on substantially all of Call-Net's revenue for the first five years and a 2.0% royalty thereafter. The new commercial agreement also provides that Sprint U.S. will be issued one new preferred share, which carries with it the right to appoint two members to the Board of Directors.

In addition on April 17, 2002, Sprint U.S. invested $25.0 million for a 5% interest in new Call-Net equity. Sprint U.S. is free to trade its equity in Call-Net and is subject to the same conditions as any other investor in the Company.

Obtain Fair Regulatory Relief

The final element of Call-Net's plan to develop a viable and valuable company is to obtain further equitable regulatory relief. Along with the rest of the industry, Call-Net is currently waiting for the decision related to the price cap hearings held in October and November of 2001. This decision, now expected on or before May 31, will determine how much the Company will have to pay for a wide variety of services from the incumbents over at least the next four to five years. Call-Net's submission to the CRTC argued that the amount it pays to the incumbent telcos, estimated at $240 million for this year, is excessive and counter to the CRTC's mandate to foster long-term telecommunications competition in Canada.

While the CRTC is still considering the Company's submission, and those from other interested parties, Call-Net believes that the decision will be aligned with the CRTC'S pro-competition mandate and that the preponderance of evidence supports the need for significant relief for all the alternative carriers. While Call-Net cannot predict what the CRTC decision will be, it believes that it is reasonably likely that the level of relief will significantly improve operating results in 2002 and beyond. In fact, Call-Net hopes the CRTC may recognize that a substantial reduction is fair, reasonable and needed to enhance the long-term viability of alternative carriers in Canada. **Call-Net's business plan is highly sensitive to the price cap decision. Therefore if the decision is materially different than expected management may determine modifications to its current strategy are necessary.**

Operational Accomplishments

In the first quarter, Call-Net was pleased with its operational progress in support of its growth plan. In the consumer group, three new long distance programs were successfully launched to mitigate the high churn rate the Company has been experiencing in this market segment. In addition, the consumer group's expanded local marketing effort resulted in a 19,100 increase in local lines to 73,700 local lines at March 31, 2002. At March 31, Call-Net had also received orders for 15,000 additional local lines. During the quarter, the technology group completed the programming associated with a new operating support system (OSS). Completing this project required an enormous effort by a large number of people in Call-Net's IT group who worked around the clock for many weeks. As a result, the Company now has an OSS that should allow it to continue accelerating its residential and business local initiatives. The business group actively recruited and trained over 30 new sales and sales support personnel, focused primarily on expanding our share of the small and medium size business market and commercializing the release of the Sprint E|Solutions product line. In March, this group of individuals helped to increase new sales bookings to the highest monthly level in over fifteen months.

Operating Results

As the recapitalization of Call-Net was not completed until April 10, 2002, all results are calculated and described on the basis that no recapitalization had occurred.

Highlights

Call-Net's first quarter revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") was at the lower end of the range established for the first quarter. However, management views the results as acceptable based on the high level of competition currently prevalent in the market place, the increased costs incurred in the quarter to position the Company for future growth and the unbudgeted expense associated with a capital tax reassessment. Furthermore, the Company is very satisfied with strategic progress made in the first quarter towards the creation of a viable and valuable company. Call-Net remains confident that an equitable and beneficial new price cap regime will be announced in May. If the new tariffs provide the level of relief expected, Call-Net should be positioned to grow its share of revenue in the Canadian telecom market place. An unfavourable ruling would require Call-Net to rethink its current investment program in support of its growth initiatives.

Call-Net's first quarter net loss was $91.8 million, or $1.01 per share. The loss per share was lower than the $1.09 loss per share in the fourth quarter of 2001, and compared favourably to the $2.06 loss per share in the first quarter of 2001. The improvement from the first quarter of 2001 relates primarily to the $116.8 million lower foreign exchange loss in 2002 on the translation of the Company's U.S. dollar denominated debt and $15.9 million lower amortization expensed in the first quarter of 2002. These improvements were partially offset by lower EBITDA in the first quarter of 2002.

In the first quarter EBITDA was $11.9 million compared to $36.9 million in the prior year. This year over year $25.0 million decline related primarily to the lower revenue and the lower gross margin achieved this year due in large part to aggressive price competition in the marketplace. Call-Net's cost containment programs could not fully offset the decline in revenue and margin. The declines in revenue, gross margin and operating expenses are discussed in detail below.

Compared to the fourth quarter of 2001, Call-Net's EBITDA in the first quarter, declined $8.7 million from $20.6 million. A $13.3 million decrease in revenue and a $9.3 million increase in operating costs were partially offset by a $13.9 million decrease in carrier charges.

Revenue

For the quarter ended March 31 2002, Call-Net's revenue was $201.8 million compared to $263.1 for the same period in 2001, a decrease of 23.3%. This decline is analysed below by revenue segment.

Revenue Analysis:

	Three Months Ended			Variance from Prior Year		Variance from Preceding Quarter	
($ Millions)	**March 31, 2002**	March 31, 2001	Dec 31, 2001	$	%	$	%
Business							
Long distance	**95.9**	134.6	98.8	(38.7)	(28.8)%	(3.9)	(3.9)%
Data	**53.5**	64.6	63.1	(11.1)	(17.2)%	(9.6)	(15.2)%
Local	**3.7**	1.5	2.9	2.2	146.7%	0.8	27.6%
Business total	**153.1**	200.7	165.8	(47.6)	(23.7)%	(12.7)	(7.7)%
Residential							
Long Distance	**34.8**	51.3	36.5	(16.5)	(32.2)%	(1.7)	(4.7)%
Data	**5.4**	8.0	6.0	(2.6)	(32.5)%	(0.6)	(10.0)%
Local	**8.5**	3.1	6.8	5.4	174.2%	1.7	25.0%
Residential total	**48.7**	62.4	49.3	(13.7)	(22.0)%	(0.6)	(1.2)%
Total	**201.8**	263.1	215.1	(61.3)	(23.3)%	(13.3)	(6.2)%

Call-Net expects the pattern of significant revenue decline compared to the prior year should abate after this quarter. While management believes the revenue in the second quarter of 2002 will remain below last year's $227.2 million, the decline will be much less significant in percentage and absolute terms primarily for two reasons. First, Call-Net's local service revenue will begin to generate a larger year over year improvement as the Company accelerates its customer acquisition program. Second, Call-Net's expanded business sales force is expected to begin producing stronger business revenue in the second quarter and as the year progresses.

Call-Net's revenue growth is being supported by the capital being invested in expanding its co-location footprint. Call-Net began to offer local service to business and residential customers in Ottawa in March and intends to install co-locations in a number of Quebec City and Edmonton switch centres in the second quarter. In the first quarter, Call-Net opened 8 co-locations of the 40 it intends to have operational by July 31, 2002. By March 31, Call-Net had also substantially completed the installation of ADSL equipment in 50 co-locations. By mid-April the installation was completed in all 50 sites and beta testing had begun.

Revenue from business customers

Call-Net's revenue from business customers decreased by 23.7% to $153.1 million from $200.7 million in the first quarter of 2001. Of the $47.6 million decline, $38.7 million was a result of lower long distance revenue. Data revenue also declined $11.1 million, while local revenue increased by $2.2 million.

First quarter 2002 versus first quarter 2001

Declines in pricing and volume both contributed to the lower long distance revenue. Long distance minute volume declined by 10.8 % and accounted for $14.5 million of the reduction while a 20.1% reduction in average revenue per long distance minute (price) accounted for $24.2 million of the decline. The volume decline was primarily the result management's decision to tighten credit and gross margin requirements. The bankruptcy of a large number of wholesale customers, and the continued effect of industry consolidation which resulted in certain wholesale customers transferring long distance minutes onto their own networks, also contributed to the decline in volume. A high level of competitive activity in 2001 resulted in the continued erosion in long distance pricing.

First quarter 2002 versus fourth quarter 2001

Revenue from business customers in the first quarter compared to the fourth quarter of 2001, decreased by $12.7 million to $153.1 million from $165.8 million. Of this decline, $9.6 million related to lower data revenue resulting from aggressive price competition in the marketplace, customers lost to bankruptcy, technology replacement of frame relay and private line customers and lower quarter over quarter non-recurring data revenue. Only $3.9 million of the decline related to lower long distance revenue as pricing pressure abated somewhat. A $0.8 million increase in local service revenue, as Call-Net continued to expand this segment of its business, partially offset the data and long distance revenue declines.

Call-Net expects its larger sales force, expanded local footprint, enhanced data offering, joint account selling program with Sprint U.S., and stronger financial position will all contribute to quarterly revenue growth for the remainder of 2002. Already this year, the Company has announced the commercial availability of Dedicated Internet Services Level Agreements, Burstable T3 and OC3 Internet Services, Site to Site IP-VPN capability and E10, E100, and ADSL access to the Internet and ATM backbone.

Local revenue increased by 27.6% in the first quarter of 2002 to $3.7 million from $2.9 million in the fourth quarter of 2001. At March 31, Call-Net supplied over 19,700 local lines, including primary rate interfaces (PRI), to business customers. To date, local service has been sold predominantly to consumers, but as the ADSL offering is rolled out, management expects more small and medium size business customers will recognize the benefit of the local bundled offering. Call-Net also expects data revenue will also begin to ramp up later in the year as it will be marketing a much broader product offering as a result of the new Sprint U.S. agreement.

Call-Net believes there is a risk that its revenue from business customers could continue to erode if the very high level of price competition experienced in 2001 returns to the marketplace. To mitigate this risk, Call-Net intends to introduce a number of new data product sets in 2002 and a bundled local offering. Call-Net also intends to continue to expand its sales force by up to 10 to 15 new sales representatives beyond the 35 hired this quarter. Most of these individuals will concentrate on the small and medium business customer, while a smaller group focuses on E|Solutions. Call-Net is pleased that the sales bookings year to date have exceeded expectations. The Company will begin to realize the benefit of these efforts from a revenue perspective through the balance of the year.

Revenue from residential customers

First quarter 2002 versus first quarter 2001

Call-Net's revenue from residential customers declined by $13.7 million or 22.0% to $48.7 million from $62.4 million in the first quarter of 2001. A $16.5 million and $2.6 million decline in long distance and data revenue respectively, were partially offset by a $5.4 million increase in local services revenue. At March 31, 2002 Call-Net had 465,000 long distance consumer customers compared to 631,000 a year earlier. This 166,000 decline in long distance consumer customers, accounted for $17.4 million of the year over year revenue shortfall. A small increase in the average revenue per minute provided a $0.9 million lift in long distance revenue. The year over year reduction in customer count was primarily a result of Call-Net's decision to terminate its fixed price long distance offering. Call-Net also believes its reduced advertising budget hurt its acquisition and retention of customers. However, the rate of customer loss decelerated towards the end of 2001 and in the first quarter of 2002, Call-Net lost only 18,000 net long distance customers compared to 42,000 customers in the final quarter of 2001. Call-Net believes it lowered the churn rate by increasing its advertising expenditures and by introducing three new very successful long distance voice products.

Residential data revenue dropped by $2.6 million to $5.4 million from $8.0 million in the first quarter of 2001. Customers primarily moving to competitors high-speed cable or ADSL offerings drove this 32.5% decline in data revenue. Since the first quarter of 2001, dial-up Internet customers have decreased by nearly 36,000 to 85,700. Call-Net expects its revenue from Internet customers will continue to erode until it launches its own ADSL high-speed offering. Call-Net plans to have ADSL available in 94 co-locations by August 2002 and expects to have up to 10,000 ADSL residential and SOHO customers by the end of 2002.

Local service revenue was up 174.2% year over year to $8.5 million in the first quarter of 2002. Call-Net ended the first quarter with over 73,700 local residential lines in service compared to 25,500 at March 31, 2001. In the first quarter of 2002, Call-Net added 19,100 net local residential lines. At March 31, Call-Net had orders to supply 15,000 additional local lines. Call-Net expects it will service almost 200,000 local residential and business lines by the end of 2002. The Company intends to reach this total by offering competitively priced bundles in Canada's major urban centres, which will include Quebec City, Ottawa and Edmonton by the end of July. Call-Net is marketing its local services using a combination of telemarketing and targeted newspaper and radio advertisements.

First quarter 2002 versus fourth quarter 2001

Revenue from residential customers this quarter decreased by only $0.6 million compared to the fourth quarter of 2001. A $1.7 million drop in long distance revenue and a $0.6 million decrease in data revenue was largely offset by a $1.7 million increase in local revenue. For the remainder of 2002, Call-Net expects its residential revenue will grow as result of the local initiative and new long distance packages more than offsetting customer churn. In the second quarter, Call-Net will also begin selling a high speed ADSL internet service which will help grow residential data revenue and offset the revenue lost when current dial up customers switch to competitors' high speed offerings.

Call-Net is at risk in the residential long distance market that customers will continue to leave to traditional competitors or to other new technological offerings. Call-Net intends to mitigate these risks by marketing its bundled local service offering out of an expanded number of co-locations in Montreal, Toronto, Calgary and Vancouver. Call-Net's objective is to increase its local lines in service from the 72,000 at March 31, 2002 to almost 200,000 by the end of 2002. Call-Net believes its efforts to date in offering bundled local service has slowed the rate of customer loss and that it will begin to experience residential customer and revenue growth in the second quarter.

Carrier Charges and Gross Profit

Carrier charges decreased from $141.2 million in the first quarter of 2001 to $116.8 million in the first quarter of 2002. Gross profit as a percentage of revenue declined from 46.3% in the first quarter of 2001 to 42.1% in the first quarter of 2002. The decrease in gross profit as a percentage of revenue was primarily due to two factors:

- price competition in both the data services and long distance markets which drove revenue per unit for data and per minute for long distance steadily lower over the past year, and
- the inability to drive a similar amount of costs out of the Company's inherently fixed cost operating network infrastructure .

Carrier charges decreased by $13.9 million from $130.7 million in the fourth quarter of 2001. Gross margin improved from 39.2% in the fourth quarter of 2001 to 42.1% in the first quarter of 2002. In the fourth quarter of 2001, charges for settling a number of long-standing disputes impacted the margin unfavourably. Adding back this charge, Call-Net's gross margin in the fourth quarter would have been

43.2%. With increased revenue expected in the second quarter of 2002, Call-Net believes, before any price cap relief, its gross margin should move back above 43%.

As noted in the Overview section, the entire industry is awaiting the price cap decision from the CRTC. Call-Net expects a favourable decision; however, there can be no assurance Call-Net's expectation will be met . Therefore it is exceedingly difficult for Call-Net to predict with any accuracy its carrier costs for the remainder of 2002. Call-Net remains optimistic that the CRTC accepted its position that significant relief is necessary to sustain long-term competition in Canada. Accordingly, Call-Net believes it is reasonably likely it will receive at least significant and possibly substantial relief on its 2002 estimated price cap related costs of $240 million.

Operating Costs

Operating costs declined by $11.9 million to $73.1 million in the first quarter from $85.0 million in the first quarter of 2001, a 14.0% decrease. Savings in staff costs, lower advertising and marketing expenses as well as reduced administrative costs all contributed to this significant decline in operating costs.

However, in the first quarter Call-Net began investing in growing revenue in 2002. The Company incurred an additional $4.5 million of costs compared to the prior quarter for increased advertising and marketing, an expanded sales force and additional customer support and provisioning. Call-Net also booked a $3.0 million expense associated with a provincial capital tax reassessment received in March for previous taxation years. The amount expensed should be adequate to deal with all disallowed investment allowance claims for the 1996 through 2000 taxation years.

Call-Net's bad debt expense also increased $2.8 million quarter over quarter. While the Company's bad debt experience improved in the fourth quarter of 2001, this improvement could not be sustained in the first quarter due to a further series of companies seeking court protection from creditors.

Call-Net expects operating expenses will increase modestly in the second quarter, as the costs associated with sales and marketing, customer care, and provisioning, will continue to rise in support of the Company's growth plan. In addition, the amended Sprint agreement royalty will increase operating costs by 2.5% of revenue. Consequently, Call-Net expects its operating expenses, as a percentage of revenue, will rise to between 37% and 39% as revenue growth is expected to lag higher customer facing costs. As revenue grows in the second half of the year, Call-Net expects its operating costs will dip back to between 34% and 36% of revenue.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by most investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

EBITDA of $11.9 million in the first quarter of 2002 was down $25.0 million from $36.9 million in the first quarter of 2001. Lower revenue and a tighter gross margin, primarily resulting from aggressive price competition in the long distance and data services market, accounted for most of the decline. Year over year operating cost savings of $11.9 compared to the same period last year only partially offset the $36.9 million lower gross profit.

EBITDA declined from $20.6 million in the fourth quarter of 2001, to $11.9 million this quarter. Lower revenue, as a result of pricing pressure and higher operating costs associated with the Company's revenue growth initiatives and a one-time charge for capital taxes were the primary reason for the decline. With the exception of the capital tax reassessment expense management largely expected the decline in EBITDA in the first quarter. Call-Net expects its EBITDA will improve quarter by quarter for the duration of 2002. Call-Net is maintaining its range of EBITDA guidance for this year at between $110 million and

$150 million **assuming an equitable price cap decision from the CRTC**. However, based on the first quarter EBITDA performance Call-Net believes its EBITDA will more likely be in the lower half of the range.

Depreciation and Amortization

Depreciation and amortization decreased by 27.6% to $41.8 million this quarter from $57.7 million in the first quarter of 2001 primarily because of the writedown of goodwill at the end of the third quarter of 2001. Depreciation of $33.2 million was in line with last year's $34.9 million. Depreciation is expected to continue to track somewhat below last year as Call-Net only plans to invest approximately $100 million in 2002. Consequently, although Call-Net is significantly growing out its local footprint and will be providing an ADSL offering in 94 co-locations by August, its capital asset base will not be growing.

Interest on Long-Term Debt

In the first quarter of 2002, interest on long-term debt increased by $5.6 million to $60.3 million from $54.7 million in the same period of 2001. This 10.2% increase is the result of the accretion of interest expense on the senior discount notes as well as the depreciation of the Canadian dollar against the U.S. dollar since the first quarter of 2001.

Call-Net's interest expense will decline by more than $44 million to approximately $16 million in the second quarter of 2002 as a result of the plan of arrangement reducing the Company's debt by over $2 billion to approximately $600 million.

Interest and Other Income (Expense)

Call-Net's interest and other income (expense) for the first quarter decreased from income of $6.4 million in 2001 to an expense of $0.8 million in 2002. In the first quarter of 2001 Call-Net recorded a $2.0 million gain on the termination of a cross currency swap agreement. In addition, interest income from the Company's short-term investment portfolio declined by $4.1 million year over year as the portfolio's size declined by approximately $75 million and short-term interest rates fell to less than 2%. Call-Net's short-term investment portfolio was reduced by a further $116 million as a result of the payment to noteholders on April 10, 2002 under the plan of arrangement. Accordingly, based on the current very low interest rate environment, future quarterly interest income is expected to be somewhat less than $1 million for the remainder of the year.

Foreign Exchange Gain (Loss)

Call-Net's foreign exchange loss for the first quarter of $1.8 million was substantially lower than the loss of $118.6 million in the first quarter of 2001 and significantly below the loss of $21.6 million in the fourth quarter of 2001. These losses were associated with the marking of the Company's U.S. dollar debt to market. A 5% decline in the value of the Canadian dollar in the first quarter of 2001 and a decline of nearly 1% in the fourth quarter of 2001 resulted in large foreign exchange losses on the Company's $1.6 billion of U.S. dollar denominated debt. This quarter, as the Canada-U.S. exchange rate was relatively stable, the expense was nominal. As a result of the plan of arrangement, the Company's U.S. dollar denominated debt has declined by more than 75%. Therefore the magnitude of any future foreign exchange gains and losses will be proportionately smaller on any appreciation or depreciation in the value of the Canadian dollar. In addition, Call-Net is considering the appropriateness of hedging a portion or all of the U.S. $377.0 million senior secured notes issued under the plan of arrangement.

Income Taxes Benefit

Income taxes benefit declined from $1.8 million in the first quarter of 2001 to $1.0 million in the current year. The decline from the prior quarter of $2.8 million was primarily due to a $4.0 million adjustment to the tax rate at which the future tax liability was valued due to changes in the enacted tax rates in 2001.

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Net Income (Loss)

Call-Net's net loss for the first quarter of 2001 was $185.9 million compared to $91.8 million in 2002, a $94.1 million improvement from the prior year. As discussed, the primary reason for the improvement, was the significantly lower foreign exchange loss year over year. The improvement in the foreign exchange loss was partially offset by a $25.0 million decline in EBITDA.

Call-Net's net loss for this year will be reduced as a result of the plan of arrangement lowering the Company's interest expense by approximately $44 million in each of the remaining quarters. In addition, improved profitability and lower amortization should both also help reduce the Company's net loss for the remainder of the year.

Liquidity and Capital Resources

At March 31, 2002, Call-Net's current assets were $462.8 million and its current liabilities were $221.7 million. Net working capital at $241.1 million was $35.5 million less than the $276.6 million at March 31, 2001. Cash, cash equivalents and short-term investments at March 31, 2002 totalled $293.8 million compared to $369.5 million at March 31, 2001. At March 31, 2002, substantially all of the funds were invested in liquid, highly rated Canadian dollar denominated securities.

The $293.8 million of liquid financial assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its business plan for 2002, including the $116 million payment made on April 10, 2002 to noteholders under the plan of arrangement.

With the exception of cash collateralized letters of credit, Call-Net had no operational bank lines at March 31, 2002.

At March 31, 2002, the Company had $2,624.1 million of long-term debt. On April 10, 2002, all of this debt was extinguished under the plan of arrangement, while the Company issued a new U.S. $377.0 million 10.625% senior secured note maturing December 31, 2008. Based on exchange rates at April 10th, this new U.S. dollar denominated debt translated into approximately $600 million, a reduction of over $2 billion.

Based on the reduction of debt, its projected capital investment program and cash flow from operations, Call-Net believes its post plan of arrangement pro forma liquid financial resources of $189.9 million are sufficient to carry out its business plan for 2002 without raising additional capital. Call-Net also believes, after having completed the plan of arrangement, it is better positioned to raise capital as necessary to fund internal growth or growth by acquisition.

Cash Flow from Operating Activities

In the first quarter of 2002, Call-Net's operating activities, before changes in non-cash working capital, used $15.1 million of cash compared to providing $11.9 million of cash in 2001. Lower cash operating profitability, as discussed under the heading EBITDA, accounted for most of the $27.0 million decline. Non-cash working capital usage of $8.4 million in the first quarter of 2002 was much lower than the $46.2 million in the first quarter of 2001. Higher payments to carriers and for staff performance and retention bonuses in 2001 substantially accounted for the higher working capital usage in the previous year.

Call-Net expects its operating activities will use a similar amount of cash in the second quarter. However, Call-Net also expects operating activities should begin providing rather than using cash by the third quarter of this year.

Cash Flow from Investing Activities

Investment activities provided $198.6 million of cash in the first quarter of 2002 compared to $2.2 million in 2001. Adjusting for the year over year decrease in short-term investments of $198.6 million, Call-Net's net use of $18.6 million for long-term investment activities was comparable to the $16.4 million in the previous year. Acquisition of capital assets at $16.0 million, was $17.8 million lower than in the prior year reflecting the continued emphasis on limiting spending to projects with low risks and quick paybacks. The prior year's cash flow benefited from net proceeds of $15.5 million from the disposal of capital assets. No capital assets were disposed of in the first quarter of 2002.

At March 31, 2002, Call-Net held $78.6 million of dark fibre available for sale. Call-Net has reviewed the value of its assets held for resale and believes the net realizable value equals or exceeds the book amount. However, as the market has been illiquid for some time there is a risk that the amount, when and if realized, could be less than the Company's carrying value.

In 2002, Call-Net expects to invest between $80 and $120 million in capital assets. The investment program is focused on co-locating in 40 central offices of the incumbent telcos by July and on adding ADSL equipment in 94 of its co-location sites by August.

Cash Flow from Financing Activities

In 2001, Call-Net's financing activities generated $1.1 million of cash on the termination of its last cross-currency swap agreement.

Summary & Outlook

Call-Net's first quarter financial results were slightly below plan. Call-Net had not anticipated that heightened competitive activity and weaker economic activity would erode data pricing as much as it did. The Company was also hurt by the bad debt expense associated with the bankruptcy of another major wholesale customer and the reassessment of capital taxes dating back to 1996. As EBITDA was at the lower end of the range anticipated for the first quarter, Call-Net now believes its EBITDA will more likely be in the lower half of the $110 to $150 million range it previously provided as guidance for this year. **Call-Net cautions readers that its EBITDA guidance includes its forward-looking expectation as to the level of relief the Company will receive under the price cap decision. The actual relief Call-Net receives could be materially different from management's expectation.**

Call-Net was very satisfied with the progress it made on strategic and operating initiatives in the first quarter. In particular, the announcements of the plan of arrangement and the new 10-year Sprint U.S. agreements were important and gratifying. The Company was also pleased with its substantial progress in acquiring 19,100 new local customers and lowering the churn on long distance customers with the introduction of three new successful long distance packages. The business sales force also made significant progress in acquiring new local, voice and data customers. Call-Net expanded its local footprint by adding eight of the 40 new co-locations planned to be operational by July. By March 31, it had also almost completed the first phase of installing ADSL in 50 co-locations. In the first quarter, Call-Net began using a new operating support system. This system when fully operational will greatly improve on the efficiency of provisioning new local and ADSL customers. An improved rate of acquisition, larger local footprint and better provisioning in both the residential and business markets bodes well for our expectation of higher sales and operating profits for the remainder of the year.